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Exhibit 1

IAMGold CORPORATION

ANNUAL INFORMATION FORM

May 20, 2003

CAUTIONARY STATEMENT AND EXPLANATORY NOTES

Forward-Looking Information

        Certain statements in this Annual Information Form and the documents incorporated herein by reference constitute "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of IAMGold Corporation ("IAMGold" or the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things: estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of mineral reserves and resources, future industry trends, future production, operating and capital cost escalations, and the general economic and business conditions, which will, among other things, impact demand for gold, industry capacity, the ability of the Company to implement its business strategy, and changes in, or the failure to comply with, government regulations (especially safety and environmental laws and regulations). See "Risk Factors".

        The Company does not assume any obligation to update or revise such forward-looking statements after the date of this Annual Information Form, except as may be required under applicable securities laws.

Technical Information

        The estimates of ore reserves and mineral resources for the Sadiola Gold Mine, the Yatela Gold Mine, the Tarkwa Gold Mine and the Damang Gold Mine set out in this Annual Information Form have been calculated in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and Minerals Council of Australia (the "JORC Code"). National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators ("NI 43-101") provides that companies can make disclosures using reserve and resource categories of the JORC Code, subject to the satisfaction of certain requirements.

Definitions

        The definitions of mineral resources under the JORC Code are as follows:

        A "mineral resource" is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

        An "inferred mineral resource" is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and is assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

        An "indicated mineral resource" is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

        A "measured mineral resource" is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

        Unless otherwise stated, where the terms mineral resource, measured mineral resource, indicated mineral resource or inferred mineral resource are used in this Annual Information Form, such terms have the foregoing meanings. Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

        The definitions of reserves under the JORC Code are as follows:

        An "ore reserve" is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are subdivided in order of increasing confidence into probable ore reserves and proved ore reserves.

        A "probable ore reserve" is the economically mineable part of an indicated, and in some circumstances measured, mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

        A "proved ore reserve" is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

        Unless otherwise stated, where the terms ore reserve, proved ore reserve or probable ore reserve are used in this Annual Information Form, such terms have the foregoing meanings.

        The foregoing definitions of resources and reserves as set forth in the JORC Code have been reconciled to the definitions in the CIM Standards adopted under NI 43-101. If mineral resources and ore reserves for the Sadiola Gold Mine, the Yatela Gold Mine, the Tarkwa Gold Mine and the Damang Gold Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the resource and reserve estimates for such mines set forth herein.

Qualified Persons

        Technical information herein for the Sadiola Gold Mine and the Yatela Gold Mine relating to the estimates of mineral resources and ore reserves is based on information prepared under the supervision of, or has been reviewed by, Messrs. Vaughn Chamberlain and Tom Gell, both geologists, and David Worrall, Etienne Smuts and Matt Thiel, all mining engineers, all of whom are employed by AngloGold (as defined below) and by Mr. Dennis Jones, Vice-President, Exploration, of IAMGold. The description in this Annual Information Form of the geology and mineralization and the exploration carried out and the results of such exploration on IAMGold's exploration properties has been prepared under the supervision of, or has been reviewed by, Mr. Jones.

        Technical information herein for the Tarkwa Gold Mine is based on information contained in a report dated May 2003 entitled "A Technical Report on the Tarkwa Gold Mine, Ghana" (the "Tarkwa Report") prepared by Mr. Dennis Robertson, Senior Geologist of IAMGold, and Mr. Gary Chapman, Mineral Resource Manager of Gold Fields Ghana Limited. Technical information herein relating to the mineral resources and ore reserves for the Tarkwa Gold Mine was prepared under the supervision of, or was reviewed by, Mr. Chapman.

        Technical information herein for the Damang Gold Mine is based on information contained in a report dated March 2002 entitled "An Independent Technical Report on the Damang Gold Mine, Ghana" (the "Abosso Report") and filed on SEDAR. Technical information set forth in this Annual Information Form relating to the mineral resources and ore reserves for the Damang Gold Mine was updated from the Abosso Report and was prepared under the supervision of, or was reviewed by, Mr. Chapman.

        All of the foregoing persons are "Qualified Persons" for the purposes of NI 43-101. Under NI 43-101 a "Qualified Person" means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination thereof, has experience relevant to the subject matter of the mineral project and the applicable technical report, and was, at the date of such report, a member in good standing of a professional association.

Sample Analysis

        The analysis of samples from exploration projects (see "Item 4 — Narrative Description of the Business — Exploration Projects") are carried out at the following accredited analytical laboratories, dependent on the location of the project: Chemex Labs, Chimitec, BC Bondar Clegg Laboratory Group or ITS-Analabs. The industry-standard quality control practices of inserting standards, blanks and duplicates into each batch of samples have been used in the analysis of samples. Quality control is further checked by having selected samples sent for re-analysis at a second laboratory. Gold assays are carried out by conventional fire assay techniques.

ITEM 2 — CORPORATE STRUCTURE

Incorporation

        The Company was incorporated under the Canada Business Corporations Act with the name "IAMGold International African Mining Gold Corporation" by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding common shares ("Common Shares") of the Company were consolidated on a one-for-4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of the Company was increased by the creation of an unlimited number of first preference shares ("First Preference Shares"), issuable in series, and an unlimited number of second preference shares ("Second Preference Shares"), issuable in series, and the "private company" restrictions were deleted. By articles of amendment effective June 27, 1997, the name of the Company was changed to "IAMGold Corporation". By articles of amalgamation effective April 11, 2000, the Company amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.), the continuing company being identical in all respects to the pre-amalgamation "IAMGold Corporation".

        The registered and principal office of the Company is located at 220 Bay Street, 5th Floor, Toronto, Ontario, Canada M5J 2W4. The Company's telephone number is (416) 360-4710 and its website address is http://www.iamgold.com.

Subsidiaries

        IAMGold has three material direct subsidiaries, AGEM Ltd. ("AGEM"), a Barbados company, Repadre Capital Corporation ("Repadre"), an Ontario company, and IAMGold South America Corporation Ltd. ("IAMGold South America"), a Barbados company, all of which are wholly-owned.

        The following chart illustrates the corporate structure of IAMGold and the jurisdiction of incorporation of the Company, its subsidiaries and related companies. All subsidiaries are wholly-owned unless otherwise indicated:

        Unless the context otherwise requires, the "Company" or "IAMGold" refers to IAMGold Corporation together with its direct and indirect wholly-owned subsidiaries and related companies.

ITEM 3 — GENERAL DEVELOPMENT OF THE BUSINESS

        The Company is engaged primarily in the exploration for, the development and production of, and the creation and acquisition of royalty interests on, mineral resource properties throughout the world. Through its holdings, the Company has interests in various operations that produce gold and diamonds. The Company's principal operations and royalty interests are currently operated by independent third parties. These principal holdings are the following:

  (i)
  an indirect 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A. ("SEMOS"), the owner of the mining rights for the mining permit area (the "Sadiola Mining Permit") in Mali on which the Sadiola gold mine (the "Sadiola Gold Mine") is located (See "Item 4 — Narrative Description of the Business — Sadiola Gold Mine");

  (ii)
  an indirect 50% interest in Sadiola Exploration Limited ("SADEX") which holds an 80% interest in Yatela Exploitation Company Limited ("YATELA"), the owner of the mining rights for the mining permit area (the "Yatela Mining Permit") in Mali, immediately to the north of the Sadiola Mining Permit, on which the Yatela Gold Mine (the "Yatela Gold Mine") is located (See "Item 4 — Narrative Description of the Business — Yatela Gold Mine");

  (iii)
  an indirect 18.9% interest in Gold Fields Ghana Limited ("GFGL"), the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine (the "Tarkwa Gold Mine") is located (See "Item 4 — Narrative Description of the Business — Tarkwa Gold Mine");

  (iv)
  an indirect 18.9% interest in Abosso Goldfields Limited ("Abosso"), the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession in Ghana and on which the Damang gold mine (the "Damang Gold Mine") is located (See "Item 4 — Narrative Description of the Business — Damang Gold Mine");

  (v)
  a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada (See "Item 4 — Narrative Description of the Business — Royalties — Lac de Gras Diamond Royalty"); and

  (vi)
  a 0.72% net smelter return royalty on the Williams mine located in Ontario, Canada (See "Item 4 — Narrative Description of the Business — Royalties — Williams Royalty").

        The Company also holds a portfolio of other active and inactive royalty interests on mineral properties located in Canada, Nicaragua, South Africa, Mexico, Bolivia, Honduras, United States, Burkina Faso and Ghana. See "Item 4 — Narrative Description of the Business — Royalties". IAMGold also has exploration properties in West and South Africa and in South America. See "Item 4 — Narrative Description of the Business — Exploration Properties".

Significant Acquisitions and Dispositions

Merger with Repadre

        Effective January 7, 2003, the Company completed an arms length transaction with Repadre Capital Corporation which was amalgamated with a wholly-owned subsidiary of IAMGold Corporation pursuant to a court-approved plan of arrangement (the "Merger"). Each outstanding Common Share of Repadre Capital Corporation was exchanged for 1.6 Common Shares resulting in the issuance of an aggregate of 62,978,855 Common Shares. The total purchase consideration was $218 million. The amalgamated company, Repadre Capital Corporation, became a wholly-owned subsidiary of IAMGold. Prior to the Merger, Repadre Capital Corporation's principal holdings were an 18.9% interest in GFGL and Abosso, and a portfolio of royalties on mineral properties (see "Item 4 — Narrative Description of the Business — Tarkwa Gold Mine, Damang Gold Mine and Royalties). While a formal valuation was not required to be obtained in connection with the Merger, each of Repadre Capital Corporation and IAMGold obtained a fairness opinion in connection with the Merger.

Trends

        IAMGold's income, cash flow and gold bullion holdings are significantly affected by fluctuations in the price of gold which has experienced significant price movements over the past three years. The price of gold reached a low of approximately US$253 per ounce in July 1999 and has increased to a May 12, 2003 closing price of approximately US$351 per ounce. While it appears that there is an upward trend in the price of gold, there has been significant volatility during this period and future movements in the price of gold are beyond the control of the Company.

ITEM 4 — NARRATIVE DESCRIPTION OF THE BUSINESS

SADIOLA GOLD MINE

        The Sadiola Gold Mine consists of an open pit mining operation exploiting the Sadiola gold deposit, associated carbon-in-pulp processing plant, townsite and infrastructure at Sadiola in Mali. The Sadiola Gold Mine is owned by SEMOS, which holds the mining rights for gold, silver (and related substances) and platinoids on the Sadiola Mining Permit. The Sadiola Mining Permit covers an area of 302 square kilometres ("km2"). The shareholders of SEMOS are IAMGold, which indirectly owns 38%, AngloGold, the operator, which indirectly owns 38%, the Government of Mali, which owns 18%, and the International Finance Corporation ("IFC"), a member of the World Bank Group, which owns 6%.

        At December 31, 2002 and using a gold price of US$325 per ounce, the proved and probable ore reserves at the Sadiola Gold Mine were 31.8 million tonnes grading 3.0 grams per tonne ("g/t") of gold for an in situ content of 3.0 million ounces ("oz") of gold. See "Sadiola Ore Reserves and Mineral Resources" below.

        The process plant for the Sadiola Gold Mine was designed to treat four million tonnes of ore per year but is now treating 5.3 million tonnes of ore per year. The Sadiola Gold Mine commenced commissioning in November 1996 (15 months after the start of construction), poured its first gold in December 1996, concluded the commissioning phase in mid-February 1997 and started commercial production on March 1, 1997. The Sadiola Gold Mine was built at a final capital cost of US$295 million.

        Based on the ore reserves existing at the end of December 2002, the Sadiola Gold Mine is expected to continue in operation until the end of 2008.

Location, Access and Title

        The Sadiola area is located in the extreme west of the Republic of Mali, West Africa near the Senegal/Mali border, approximately 70 km south of Kayes, the regional capital. Access to the Sadiola Gold Mine from Kayes is by a regional all-weather road. There is an airstrip at the Sadiola Gold Mine capable of handling light aircraft. Kayes is serviced by rail, road and air from Bamako, the capital of Mali, and from Dakar, the capital of Senegal. Bamako has an international airport with daily flights to many other West African and European destinations. There are return flights twice a week between Bamako and Kayes. Dakar is a major port of entry to West Africa by sea and air.

        The Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the President of Mali if mining operations are ongoing. Under the Malian Mining Code, the Sadiola Mining Permit may be cancelled by a decree of the President in certain events, including: a delay of mining for longer than one year without valid reason in a manner prejudicial to the general interests of Mali; a default in the performance of the obligations under, or the failure to maintain proper records as required by, the concession agreement covering the Sadiola Mining Permit; the non-payment of taxes; conducting mining activities outside of the Sadiola Mining Permit; or ceasing to provide technical and financial guarantees required in order to proceed satisfactorily with mining activities.

Geology

        The Sadiola gold deposit is located in the Kenieba-Kedougou inlier that straddles the boundary between Mali and Senegal. The inlier is made up of Lower Proterozoic Birimian metamorphic sediments and volcanics intruded by granitic batholiths.

        The deposit lies to the east of the regional Senegalo-Malian Fault ("SMF") and occurs along the Sadiola Fracture Zone ("SFZ"), a N-S striking, steeply west-dipping shear developed at the contact between impure limestone and greywackes. The SFZ is irregularly intruded by diorite dikes linked to a diorite sill dipping to the south and emplaced into a regional thrust in the impure limestone. The sediments are intensely folded with two phases of folding identified. At depth, mineralization is closely associated with the SFZ and subparallel structures, and with NNE-striking splays below the sill. A longitudinal section of the deposit and the localization of high-grade core intercepts show a well-developed, shallow (±25 degrees) plunge to the south. Post-tectonic activity along 45°N striking steep reverse faults has stacked the deposit to the north, partly undoing the southern plunge. Late normal and/or reverse movement along N-S striking faults have also offset mineralized blocks.

        Pervasive gold mineralization ranging in grade from 2 g/t to 20 g/t occurs along the SFZ over a strike length of more than 2 kilometers ("km"). The mineralization is mainly contained in altered carbonates and to a lesser extent in greywacke, diorite and occasionally in quartz-feldspar porphyry. Primary gold is extremely fine grained, dominantly less than 15 microns, with rare grains approaching 50 microns.

        The deposit has been subjected to intense and deep weathering to variable depths that reach 220 metres ("m") along the SFZ structure. Weathering results in enhanced gold grades in the low-density saprolitic ore (specific gravity of 1.7). In the deeper portion of saprolite, sulphide mineralization still occurs. The transition from sulphidic saprolite to mineralized hard rock is abrupt.

        The Sadiola gold deposit is considered to be a mesothermal-type gold deposit on the basis of the style of mineralization and the alteration associated with the deposit.

Production

        The following table sets forth production information for the Sadiola Gold Mine for the periods indicated:

	12 months to December
	2002	2001	2000
Tonnes processed (000s)	5,038	5,328	5,345
Grade (g/t)	3.4	3.4	3.8
Recovery	84%	94%	96%
Ounces produced (000s)	480	536	611
GI Cash Cost (US$/oz)(1)	164	143	123
(1)
GI Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. GI Cash Cost is inclusive of production-based taxes and management fees.

Sadiola Ore Reserves and Mineral Resources

        The following table sets forth the estimated ore reserves for the Sadiola Gold Mine as of December 31, 2002, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Proved(5)	6.3	1.8	0.4
Probable(5)	25.5	3.2	2.6

Total ore reserves(2)(3)(4)	31.8	3.0	3.0

(1)
Using the JORC Code at US$325/oz gold. Cut-off grades are calculated for plant grade ore (0.96 g/t (oxide), 1.36 g/t (sulphide)), upper marginal ore (0.85 g/t (oxide), 1.23 g/t (sulphide)) and lower marginal ore (0.5 g/t (oxide), 0.78 g/t (sulphide)).

(2)
No grade control reconciliation factor has been applied to the ore reserves.

(3)
IAMGold has a 38% interest in these ore reserves.

(4)
Plant recovery is assumed to be 95% for oxides and 76% for sulphides.

(5)
All the ore reserves classified as "Proved" are stockpile material. All the ore reserves classified as "Probable" are in-pit material.

        The following table sets forth a reconciliation of the ore reserves for the Sadiola Gold Mine at December 31, 2002 compared to December 31, 2001:

	Contained Gold
	Tonnes	Moz
Ore reserves — December 31, 2001(1)	117.3	3.8
Depletion in 2002	17.6	0.6
Additions(2)	2.2	0.1
Subtractions(3)	(7.9)	(0.3)

Ore reserves — December, 2002(1)	94.0	3.0

(1)
IAMGold has a 38% interest in these ore reserves.

(2)
The addition of ore reserves were added in the main pit due to 2002 drilling.

(3)
The subtraction consists of: 6.0 tonnes of ore reserves subtracted from ore reserves in the Sadiola pit due to removal of the 8% grade control factor; 1.2 tonnes of ore reserves subtracted from ore reserves as a result of a stockpile adjustment due to change in density of the siliceous oxide and hard sulphide stockpiles; and 0.7 tonnes subtracted from ore reserves due to various unaccounted minor factors.

        The following table sets forth the estimated measured and indicated mineral resources, including ore reserves, for the Sadiola Gold Mine as of December 31, 2002, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Sadiola open pit and periphery(1)
Measured(2)	16.4	1.8	0.9
Indicated	31.3	2.6	2.6

Total "pit" measured & indicated mineral resources	47.7	2.3	3.5
Satellite oxide deposits(3)
Measured	0.2	2.5	0.0
Indicated	3.8	2.7	0.3

Total "satellite" measured & indicated mineral resources	4.0	2.7	0.3
Total measured and indicated mineral resources(4)	51.7	2.4	3.8

(1)
A cut-off grade of 0.7 g/t was used for the Sadiola pit within a US$400/oz pit shell. For hard material below this US$400/oz pit shell, a cut-off grade of 1.4 g/t was used.

(2)
Measured mineral resources include stockpiles at a cut-off grade of 0.7 g/t for the Sadiola main pit.

(3)
A cut-off grade of 0.7 g/t within a US$400/oz pit shell was used for FE-3 and FE-4.

(4)
Measured and indicated mineral resources include proved and probable ore reserves. IAMGold has a 38% interest in these mineral resources.

        In addition to the measured and indicated mineral resources, the Sadiola Gold Mine has inferred mineral resources, estimates of which are set forth in the following table, as of December 31, 2002, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Sadiola open pit and periphery(1)	125.9	2.3	9.1
Satellite oxide deposits(2)(3)	11.7	1.3	0.5

Total inferred mineral resources(4)	137.6	2.2	9.6

(1)
A cut-off grade of 0.7 g/t was used for the Sadiola pit within a US$400/oz pit shell. For hard material below this US$400/oz pit shell, a cut-off grade of 1.4 g/t was used.

(2)
The inferred mineral resources from satellite oxide deposits are from FE-4, Tambali South, FE-2, FN-3 and Sekokoto.

(3)
A cut-off grade of 0.7 g/t within a US$400/oz pit shell was used for FE-4. For the other satellite deposits, a cut-off of 0.7 g/t without any pit shell was used.

(4)
IAMGold has a 38% interest in these mineral resources.

Capital Costs and Financing

        The total capital cost associated with the development of the Sadiola Gold Mine was US$295 million, excluding capitalized interest during the construction period.

        SEMOS, through the IFC and a consortium of multilateral and bilateral agencies, borrowed US$169 million to fund the development of the Sadiola Gold Mine. The final semi-annual loan repayment of US$16 million was made on May 15, 2002. Anglo American Corporation of South Africa provided the balance of the funding required to complete construction of the Sadiola Gold Mine in the form of a subordinated loan. The remaining principal amount (including capitalized interest) of US$15 million under such loan was repaid on May 16, 2002.

        From start-up through December 2002, SEMOS has made distributions to shareholders aggregating US$90 million of invested capital, of which US$34 million was received by IAMGold.

Mining

        The oxide and sulphidic saprolite ores are being exploited by open pit mining techniques. The pit is currently designed to be 1,800 m in length with a maximum width and depth of 700 m and 140 m, respectively.

        Mining operations are carried out by Moolman Brothers, a mining contractor from South Africa with extensive open pit experience. Due to the predominantly unconsolidated nature of the material in the pit, drilling and blasting operations are relatively infrequent as most of the material is dug out directly by hydraulic shovels. Grade control is effected by drilling 10 m long vertical holes on a ten by five metre grid. Ore is transported to the ore stockpile, located about 1 km from the pit, and waste is disposed of in dumps adjacent to the pit with minimal haul distances, usually less than 0.5 km.

        The ore stockpiling facility is located between the pit and the process plant and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing gold grades, viscosity levels (resulting not only from variable clay contents but also from differing clay minerals) and grit contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis, thereby contributing to the efficiency of the process plant and maximizing the recovery of gold. The second function of the stockpile is to provide a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains.

Processing

        The process plant consists of two identical parallel circuits collectively capable of treating approximately 5.3 million tonnes of saprolite ores per year. This twin-stream design not only allows for a degree of flexibility in plant operation but also facilitates the maintenance of a reasonable level of production in the event that a significant item of equipment fails, as such a failure would usually only affect one circuit. This latter consideration is important in a country, such as Mali, where local infrastructure support is virtually non-existent.

        As described above, most of the ore is delivered from the pit to a stockpile/reclaim area, adjacent to the process plant site. The ore blend is reclaimed from the stockpile and, with the ore sourced directly from the pit, is fed to two parallel mineral sizers, a type of crusher designed to handle the softer ores which are found at the Sadiola Gold Mine. Once lumps have been broken down by the mineral sizer, the ore passes to surge bins located ahead of the two semi-autogenous grinding ("SAG") mills. A single regrind mill is incorporated, serving both circuits, to further grind the grit fraction contained in the output from the SAG mills.

        The discharge from the mills is fed to cyclones, the overflow from which goes to the leach circuit where the pulp is subject to cyanide leaching while the underflow goes to the regrind mills. Following leaching, the pulp is fed to carbon-in-pulp adsorption tanks where the gold is absorbed onto activated carbon. This "loaded" carbon is stripped of its gold and the gold-bearing solution is pumped to storage tanks. The stripped carbon is regenerated in an oil-fired kiln and then re-used.

        The gold is recovered from the solution by electroplating onto stainless steel wool cathodes. The cathodes are washed and the gold-bearing sludge dried and placed in an induction furnace for smelting to produce gold bullion. The barren slurry, after removal of the gold, is pumped to the tailings dam, located approximately 3 km to the southeast of the process plant, for final disposal.

        In July 2001, the economic viability of modifying the existing Sadiola plant at an estimated capital cost of US$13.7 million to increase the recovery on the sulphidic saprolite ore from approximately 65% to 75% was confirmed. This programme ("Phase 1.1") was approved by SEMOS and successfully commissioned in March 2002. Phase 1.1 provides for pre-oxidation of the slurry feed followed by oxygen enriched high-cyanide leaching. An oxygen enrichment plant provides the oxygen required for Phase 1.1. Two new generator sets were also installed to provide the incremental power required for Phase 1.1.

        On-going test work indicated that Phase 1.1 could be expected to achieve a 76% recovery at a cyanide addition rate of 1 kilogram per tonne of ore processed and up to 79% at a cyanide addition rate of 1.5 kilograms per tonne of ore. Plant scale work to confirm that the detox process can keep cyanide levels in the tailings to less than the international discharge standard at an addition rate of 1.5 kilograms per tonne of ore is continuing.

Infrastructure

        The Sadiola Gold Mine is located in a remote part of Mali with almost no infrastructure. The operation of the mine and process plant required upgrading of the regional gravel road linking the mine to Kayes.

        A 57 km pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately 8 million m3 per year of process water in order to ensure that the Sadiola Gold Mine does not impact on local water resources. Potable water for both the mine operation and the mine townsite is supplied from the pipeline and treated prior to distribution.

        Electrical power is provided through Sadiola's diesel powered generating sets which are capable of meeting an average demand of 16.7 megawatts and a peak demand of 17.7 megawatts. Approximately 2.7 million litres of diesel fuel per month for power generation and mining are being supplied under a contract with Total/ELF. The seven million litre national strategic fuel depot in Kayes is used as back-up storage in case of major road and/or rail disruptions.

        A townsite has been established to the northeast of the Sadiola Gold Mine and provides housing, a primary school, a medical clinic, a park and recreation facilities for mine employees and their dependants, guest accommodation, a post office, a supermarket, sewage treatment facilities and other amenities. There are more than 1,000 employees, including those employed by outside contractors, at the Sadiola Gold Mine. A microwave telephone system tied to the national grid at Kayes and satellite phones link the mine with the outside world.

Environment

        Under the concession agreement with the Government of Mali, SEMOS is obligated to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. A baseline program monitors seasonal differences in climatic data, water quality for surface and groundwater, groundwater levels, water usage by villages, and dust and noise. There is also an integrated environmental management system ("EMS") for the Sadiola Gold Mine. The EMS ensures that disturbance to the environment is minimal and that environmental policies are adhered to. An annual independent environmental audit of the Sadiola Gold Mine is conducted, focusing in particular on the EMS, community relations and closure/rehabilitation.

        Initially, the two principal environmental concerns were the use of cyanide and the potential disruption to human and animal movement as a result of the water pipeline. Cyanide is used in the gold extraction process and the issue of residual cyanide content of the tailings has been addressed. The gold plant and tailings dam are managed as a closed system with water flow being strictly controlled and recycled to the maximum possible extent. Any spillage of contaminated process water inside the plant is contained in a concrete bounded area, from where the water is pumped back into the treatment plant process. The tailings dam is fenced and access to the area is strictly controlled. To eliminate pipeline disruption to animal movements and grazing paths in the region, the pipeline was buried over its total length, which enables animals to freely cross the pipeline at all points.

        Two issues now receiving attention are the closure plan and environmental issues associated with the processing of the sulphidic saprolites ore. An environmental impact assessment ("EIA") was prepared as an integral component of the Phase 1.1 plant modification program to address, among other things, acid mine drainage issues due to the resultant exposure of sulphide bearing material in the pit and placement of such material on waste rock dumps, ore stockpiles and the tailings dam. The recommendations of the EIA have been adopted and the EMS is being revised as appropriate to address all sulphide related impacts.

SEMOS

        SEMOS is the joint venture company which holds the Sadiola Mining Permit, owns the Sadiola Gold Mine and carries out exploration activities within the Sadiola Mining Permit. The shareholders of SEMOS are IAMGold and AngloGold as to 38% each, the Government of Mali as to 18% and IFC as to 6%.

        SEMOS is governed by an agreement dated September 8, 1994 (the "SEMOS Shareholders Agreement") to which all of the shareholders of SEMOS are a party. Decisions of the board of directors are by majority vote;

however, the approval of at least 75% of the directors is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including the modification of any mining plan, the encumbrancing of assets or the development of another mine.

        Each shareholder of SEMOS can elect to receive its share of the profits of SEMOS either pursuant to a contractual net profit interest or as dividends. There is no difference in the amount of distributions between the net profit interest and dividend methods of receiving profit share. Each shareholder has the right to elect to receive its distributions in kind, subject to the fulfilment of conditions in the SEMOS Shareholders Agreement. Cash distributions are in United States Dollars. IAMGold has elected to receive its distributions of profits from SEMOS in the form of a net profit interest.

        SEMOS makes distributions of profits after taking into account repayment of capital, the forecast operating and capital expenses of SEMOS and legal reserves required by applicable corporate law. Operating expenses include all the expenses of SEMOS incurred in connection with its activities including mine operations, depreciation, taxation and legal provisions, but excluding investments.

        Under the terms of the SEMOS Shareholders Agreement, the approval of shareholders holding at least 75% of the issued shares of SEMOS is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including a change in the nature or purpose of SEMOS or a decision to abandon the Sadiola Mining Permit as well as for budget approvals, incurring of indebtedness and profit distributions. A shareholder (other than the Government of Mali) can be forced to relinquish its shares by any other shareholder for breach of the SEMOS Shareholders Agreement, in which event there is a requirement for the valuation of the terminated party's interest and a buyout at such value.

        The Company and AngloGold have agreed to vote together at shareholders' meetings with respect to any action requiring 75% shareholder approval or at meetings of directors with respect to any resolution requiring a similar level of approval. There is no requirement to vote together in the event of a conflict of interest with respect to one of the parties voting. If the two parties cannot agree, their shares must be voted against such resolution.

Operator

        AngloGold, through its wholly-owned subsidiary AngloGold Services Mali S.A. ("ANSER"), is the operator of the Sadiola Gold Mine. In consideration for its services, ANSER is entitled to receive a management fee of 1% of revenue derived from operations at the Sadiola Gold Mine, an engineering fee of 4% of capital expenditures at the Sadiola Gold Mine (with some exclusions) and reimbursement for technical and consultancy services (which are to be competitive and consistent with the standard rates charged by AngloGold to other non-operator companies). In addition, ANSER is entitled to reimbursement for all reasonable costs incurred by it in connection with its services as operator of the Sadiola Gold Mine.

Mining Taxation and Exchange Regulations

        Net mining profits, as calculated under the Malian Mining Code, are taxable at the rate of 35%. SEMOS was exempt from such taxation prior to March 1, 2002. All operating costs, depreciation and financing charges are deducted in calculating net profits.

        A customs services tax of 3% based on the export value of gold production and an ad valorem tax of 3% payable on the value of products sold to refineries or any other buyer less any refining expenses are paid to the Government of Mali.

        When mining operations cease, SEMOS may not dispose of its plant and equipment until having provided the Government of Mali priority in acquiring them at their then estimated value.

Exploration on the Sadiola Mining Permit

        Exploration in 2002 within the Sadiola Mining Permit focussed on the periphery of the open pit, on surface oxide deposits close to the open pit and on deep drilling of the sulphide mineralization below the oxide open pit. The Company's share of exploration work at Sadiola was US$2.1 million in 2002.

        Exploration for near surface oxide ore close to the Sadiola plant commenced in January 1998, initially as soil geochemical surveys and followed by ground geophysics, regolith mapping and a reconnaissance reverse circulation drill program. In 2002, several targets were advanced to inferred resource status, including FE-2, TS-1 (northern core area) FN-3 and FN Extension. A total of 60,980 m of reverse circulation drilling and 1,585 m of diamond drilling was conducted in 2002.

        In April 1997, a sulphide-drilling program was initiated to test the sulphide gold-bearing mineralization beneath the large saprolite cap. Phase V of the sulphide drilling program commenced August 1, 2002 and was completed in March 2003 with the drilling of 39 holes totaling 15,830 m. The results from Phases I — IV were used, along with projections and assumptions by the mine site technical staff, to aid in creating an "upside" geological model of the sulphide mineralization. This model indicated that below the soft saprolite sulphide and oxide orebody presently being mined, there was potential for a substantial amount of hard sulphide mineralization that might be economically mined at a gold price of US$300 per oz. Phase V was designed to verify the conceptual model.

        The results from the Phase V drilling program have been very supportive of the conceptual model by generally confirming the location and the grades of the previously interpreted mineralization. The Phase V drill results indicate the presence of broad zones of mineralization, often measured in several tens of metres, averaging above 3 g/t gold. There is continuity of mineralization from section to section for at least 1 km of strike length at the southern end of the open pit where the drilling density is greater.

        Phase VI of the drill program, initially consisting of 17,600 m in 65 holes, is expected to commence in June 2003 and continue until the third quarter of 2004, synchronous with a pre-feasibility study. It will rework the conceptual model using more detailed and up-to-date economic parameters. This could potentially allow for the deepening of the open pit to commence long before the presently planned pit is depleted in 2008.

YATELA GOLD MINE

        The Yatela Mining Permit is located immediately north of the Sadiola Mining Permit. The Yatela Mining Permit is owned by YATELA and covers 195 km2. The shareholders of YATELA are SADEX (which is indirectly owned 50% and 50% by IAMGold and AngloGold) as to 80% and the Government of Mali as to 20%.

        SADEX, through a predecessor wholly-owned subsidiary, had the right to explore an exploration permit adjacent to the northern boundary of the Sadiola Mining Permit. The northern part of the Yatela property was acquired by SADEX on February 6, 1998 for US$7.5 million from Eltin Limited ("Eltin") of Australia.

        SADEX commissioned a feasibility study which was carried out by AngloGold and presented in June 1999. The feasibility study incorporated extensive engineering and metallurgical studies which investigated a number of different alternatives for mining and treating the resource. It concluded that an open pit mine feeding a 2.5 million tonnes per annum ("Mtpa") heap leach operation was the most financially attractive of the alternatives studied.

        The final feasibility study prepared by AngloGold in November 1999 advanced the heap leach option to a fully tendered capital cost status. The final feasibility study reported that an open pit 2.5 Mtpa heap leach operation should be capable of producing 1.2 million ounces from the Yatela deposit over a six year period at an average total cash cost of US$175 per oz (inclusive of the Mali Government's 6% revenue taxes and AngloGold's management fee of 1% of revenue). The cost of the feasibility study was US$8.5 million.

        SADEX received the Yatela Mining Permit from the Government of Mali in February 2000. Based on the final feasibility study, AngloGold and the Company approved proceeding with the Yatela Gold Mine after having negotiated the necessary Government approvals and authorizations in respect of shareholder agreements, company statutes and modifications to the original Eltin convention, pursuant to which Eltin held its interest in the northern part of the Yatela property.

Location, Access and Title

        The Yatela Gold Mine adjoins the Sadiola Gold Mine to the north and its location and access are the same as for the Sadiola Gold Mine (see "Sadiola Gold Mine — Location, Access and Title" above).

        The Yatela Mining Permit is for an initial term of 30 years, expiring in 2031, and may be extended by order of the President of Mali if mining operations are ongoing. The Yatela Mining Permit may be cancelled on the same bases as the Sadiola Mining Permit.

Geology

        Gold mineralization at Yatela is predominantly of a supergene nature and occurs mainly as very fine grained free gold in an iron-rich zone which has been interpreted as being formed by karstification of overlying dolomites along a mineralized sheared contact between dolomites and a diorite intrusive.

Production

        The following table sets forth production information for the Yatela Gold Mine for the periods indicated:

	2002 (12 months)	2001 (6 months only)
Tonnes processed (000s)	2,828	1,220
Grade (g/t)	3.6	4.3
Ounces produced (000s)	270	131
GI Cash Cost (US$/oz)	177	156

        Based on the ore reserves at the end of December 2002, and the current production rate of approximately 3 Mtpa, the Yatela Gold Mine is expected to continue in operation until 2006.

Yatela Ore Reserves and Mineral Resources

        The following table sets forth the estimated ore reserves for the Yatela Gold Mine as of December 31, 2002, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Proved	1.4	1.5	0.1
Probable	9.8	3.8	1.2

Total ore reserves(2)(3)	11.2	3.5	1.3

(1)
Using the JORC Code at US$325/oz gold and economic mining cut-off grade of 1.17 g/t.

(2)
IAMGold has a 40% interest in these ore reserves.

(3)
Gold recovery is assumed to be 85% for oxides and 75% for sulphides.

        The following table sets forth a reconciliation of the ore reserves for the Yatela Gold Mine at December 31, 2002 compared to December 31, 2001:

	Contained Gold
	Tonnes	Moz
Ore reserves — December 31, 2001(1)	43.6	1.4
Depletion in 2002	7.2	0.2
Additions(2)	5.9	0.2
Subtractions(3)	(2.5)	(0.1)

Ore reserves — December 31, 2002(1)	39.8	1.3

(1)
IAMGold has a 40% interest in these ore reserves.

(2)
Represents the addition of the Alamoutala pit.

(3)
Represents the removal of stockpiled material and in-place ore reserves due to an increase in the cut-off grade.

        The following table sets forth the estimated measured and indicated mineral resources, including reserves, for the Yatela Gold Mine, as of December 31, 2002, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Measured(1)	2.2	1.3	0.1
Indicated	13.9	3.1	1.4

Total measured and indicated mineral resources(2)(3)	16.1	2.9	1.5

(1)
Measured mineral resources include stockpiles at a cut-off grade of 0.5 g/t.

(2)
Measured and indicated mineral resources include proved and probable ore reserves. IAMGold has a 40% interest in these mineral resources.

(3)
For the Yatela pit, cut-off grades of 0.6 g/t within a US$350/oz pit shell and 1.4 g/t for hard material below that pit were used. For the Alamoutala pit, a cut-off grade of 1.0 g/t was used within a US$350/oz limiting pit shell.

        In addition to the measured and indicated mineral resources, the Yatela Gold Mine has inferred mineral resources, estimates of which are set forth in the following table, as of December 31, 2002, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Main pit(1)	2.9	1.3	0.1
Alamoutala(2)	2.5	2.3	0.2

Total inferred mineral resources(3)	5.4	1.8	0.3

(1)
For the Yatela pit, a cut-off grade of 0.6 g/t within a US$350/oz pit shell was used.

(2)
For Alamoutala, a cut-off grade of 1.0 g/t within a US$350/oz pit shell was used.

(3)
IAMGold has a 40% interest in these mineral resources.

Capital Costs and Financing

        On the original Yatela property, the feasibility and capital costs were to be shared equally by the Company and AngloGold. On the original SADEX concession areas incorporated into the Yatela Mining Permit, costs were the responsibility of AngloGold, to be later repaid by cash flow from any mine established by SADEX. Since the deposit straddled the original Yatela property and the SADEX concession, AngloGold provided 65% of the feasibility and capital cost of the Yatela Gold Mine, with the Company supplying the remaining 35%. The 15% difference between the 50:50 funding level and the actual 65:35 funding level is treated as an AngloGold shareholder loan to AGEM, which will be repaid pari passu from cash flow from the Yatela Gold Mine. The AngloGold loan to AGEM is recourse only to cash flow from the Yatela Gold Mine.

        Feasibility and capital development costs for the Yatela Gold Mine were US$100 million. From 2001 through December 2002, YATELA has made repayments aggregating US$26 million of invested capital, of which US$9 million was received by IAMGold. Based on a gold price of US$300/oz, the estimated payback period for the Yatela Gold Mine is 4.3 years from the start of commercial production, which occurred on July 4, 2001.

Mining

        The Yatela deposit is being exploited by open pit mining techniques. The pit is currently designed to be 1,300 m in length with a maximum width and depth of approximately 600 m and 220 m, respectively. Production began in March 2001 with ore being loaded onto the heap leach pads. Commissioning started in May 2001 and commercial production was achieved on July 4, 2001.

        Mining operations are carried out by Moolman Brothers, the same mining contractor employed at the Sadiola Gold Mine. Due to the amount of unconsolidated material in the pit, drilling and blasting operations are less frequent than normal as a substantial portion of the ore and waste is dug out directly by hydraulic shovels. Ore is transported to the ore stockpile, located within 200 m from the pit, and waste is disposed of in dumps adjacent to the pit with minimal haul distances, usually less than 1 km.

        The ore stockpiling facility is located between the pit and the process plant and its purpose is two fold. The area allows stockpiles of ore with differing gold grades and clay contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis in respect of both clay content and grade to minimize costs by being able to optimize cement addition rates and to maximize the recovery of gold. The stockpile also provides a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains. Relatively little mining is conducted during the rainy season from July to September.

Processing

        The process plant consists of primary and secondary mineral sizers feeding an agglomeration drum to produce a pelletized product suitable for heap leaching. Cement is added at a measured rate from cement silos to the output of the primary sizes. Cement is applied at a rate of approximately 22 kg/tonne when the first lift of any pad is being stacked and at a rate of approximately 10 kg/tonne when the second lift of any pad is being stacked. Efforts are being made to reduce the overall level of cement consumption. The plant was designed to produce 2.5 Mtpa of ore for stacking but has exceeded this capacity for both 2001 and 2002.

        The discharge from the agglomeration drum is transported by an overland conveyor to the "grasshopper" conveyor and radial stackers which build each heap leach pad in two lifts. Each pad has a clay base on which a 1.5 mm high-density polyethylene ("HDPE") liner is placed. The HDPE liner is covered by a 600 mm cushion layer of saprolite to protect the liner. Gravel roadways are laid down on the lower lift of each pad in order to allow pads to be stacked and worked on in the rainy season. Cyanide solution is fed through drip irrigation piping on the pads. The pregnant solution is collected after it has percolated through the pad and is eventually pumped through carbon filled columns which strip out the gold. The loaded carbon is transported to the Sadiola Gold Mine for toll treatment of the carbon to produce gold bullion and for regeneration of carbon prior to its return to the Yatela Gold Mine for ongoing use.

        The average life of mine gold recovery rate incorporated in the feasibility study was 85%. Actual gold recovered from start-up to December 2002 was 77.5%. The leach cycle of the Yatela Gold Mine is longer than originally anticipated; however, the ultimate recovery rate for the contained gold is still expected to be 85%.

        The Yatela Gold Mine has built sufficient excess solution pond capacity to accommodate the effects of the rainy season. A detoxification facility has been installed which uses hydrogen peroxide as required to reduce cyanide levels to international discharge standards. Experience to date indicates that the detoxification process will only be needed in the rainy season if it becomes necessary to discharge excess solutions.

Infrastructure

        The Yatela Gold Mine is located approximately 25 km north of the Sadiola Gold Mine and is situated close to the main gravel road to Kayes, the regional capital which is approximately 60 km from the Yatela Gold Mine.

        The water needed by the Yatela Gold Mine is sourced from a well field and from boreholes established to dewater the pit in advance of mining. Potable water for both the Yatela Gold Mine operation and the mine townsite is supplied from the well field and treated prior to distribution.

        Electrical power is provided through six diesel powered generating sets located at the Yatela Gold Mine. Approximately 0.3 million litres of diesel fuel per month for power generation and mining is being supplied under a contract with Total/ELF via a 900 m3 diesel tank on site. The seven million litre national strategic fuel depot in Kayes is used as back-up storage in case of major road and/or rail disruptions.

        A small townsite has been established to the northwest of the Yatela Gold Mine and provides mainly single quarters, a park and recreation facilities for mine employees and their dependants, sewage treatment facilities and other amenities. Yatela Gold Mine employees have full access to all the facilities at the Sadiola Gold Mine. There are approximately 700 employees at the Yatela Gold Mine including those employed by outside contractors. A microwave telephone system tied to the national grid at Kayes and satellite phones link the Yatela Gold Mine with the outside world.

Environment

        Under the concession agreement with the Government of Mali, YATELA is obligated to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the Yatela Gold Mine permanently ceases operation. An environmental impact assessment report prepared in accordance with Malian and international standards was approved by the Malian authorities and resulted in the Malian authorities issuing the necessary environmental permits.

        A baseline program monitors seasonal differences in climatic data, water quality for surface and groundwater, groundwater levels, water usage by villages and dust and noise. A fully integrated and comprehensive environmental management system has been implemented for the Yatela Gold Mine. The management system ensures that disturbance to the environment is minimal and that environmental policies are adhered to. An independent environmental audit of Yatela is conducted annually.

YATELA

        YATELA is the joint venture company which holds the Yatela Mining Permit, owns the related Yatela Gold Mine and carries out exploration activities on the Yatela Mining Permit. The shareholders of YATELA are SADEX as to 80% and the Government of Mali as to 20%.

        YATELA is governed by a shareholders' agreement dated May 27, 2000. Decisions of the directors of YATELA are by a majority vote. The board of directors currently consists of eight directors. SADEX is entitled to appoint six directors and the Government of Mali is entitled to appoint two directors.

        Each shareholder of YATELA is entitled to receive dividends, which may be distributed after payment of the financial obligations of YATELA, including the shareholder loan advanced by SADEX for the development and construction of the Yatela Gold Mine. Dividend distributions by YATELA also take into account the projected operating and capital expenses of YATELA and legal reserves required by applicable corporate law.

Operator

        YATELA has appointed ANSER as the operator of the Yatela Gold Mine on the same terms as described under "Sadiola Gold Mine — Operator" above.

Mining Taxation and Exchange Regulations

        YATELA is exempt from taxation of net mining profits, as calculated under the Malian Mining Code, until July 5, 2006. Otherwise, the mining taxation applicable to YATELA is the same as that applicable to SEMOS.

TARKWA GOLD MINE

        IAMGold holds an aggregate 18.9% interest in GFGL. GFGL has rights to operate and develop a property known as the Tarkwa concession in Ghana, which includes the Tarkwa Gold Mine. Gold Fields Limited ("Gold Fields"), a South African public company listed on the Johannesburg Stock Exchange and the NYSE, is the operator of the Tarkwa Gold Mine and majority shareholder of GFGL with a 71.1% interest. The Republic of Ghana holds a 10% carried interest. GFGL was incorporated in 1993 to hold the Tarkwa concessions. Open pit operations began in 1998 and in 1999 the old underground mining operations of GFGL were shutdown.

        Technical information in this section relating to the Tarkwa Gold Mine has been derived from the Tarkwa Report and historical operating data.

Acquisition of Interest in GFGL

        Pursuant to an agreement dated October 13, 1993, Mutual Resources Limited ("Mutual") acquired Crescent Mining Finance Limited ("Crescent Finance"), which held a 5% interest in GFGL. Golden Knight Resources Inc. ("Golden Knight"), a Canadian public company at the time, acquired Mutual in October 1995.

        Pursuant to a letter of agreement dated August 16, 1996 and amended on September 24, 1998 between Golden Knight and Cabo Frio Investments A.V.V. ("Cabo Frio"), Golden Knight acquired a further 12.5% interest in GFGL.

        Pursuant to a share purchase and assignment agreement dated March 4, 1999 with Cabo Frio, Repadre Capital Corporation purchased from Cabo Frio on April 30, 1999, Common Shares representing a 1.4% interest in GFGL for an aggregate purchase price of US$2.2 million.

        In April 1999, Repadre Capital Corporation and Golden Knight completed a business combination and effective January 1, 2000, Repadre Capital Corporation, Golden Knight and Mutual amalgamated under the name Repadre Capital Corporation. Effective January 7, 2003, Repadre was amalgamated with a wholly-owned subsidiary of IAMGold, pursuant to a court-approved plan of arrangement, with the amalgamated company, Repadre Capital Corporation, becoming a wholly-owned subsidiary of IAMGold.

Location, Access and Title

        The Tarkwa Gold Mine is located in south-western Ghana, about 300 km by road west of Accra, the capital. The Tarkwa Gold Mine consists of an open pit operation on the Tarkwa property and the adjacent northern portion of the Teberebie property acquired by GFGL in August 2000. The Tarkwa Gold Mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked in to the property.

        The Tarkwa Gold Mine operates under mining leases covering a total area of approximately 20,700 hectares. The Tarkwa property is covered by five mining leases each dated April 18, 1997 in respect of operations at the Tarkwa property, and two mining leases dated February 2, 1988 and June 18, 1992, respectively, for the operations at the Teberebie property. The Tarkwa property mining leases expire in 2027 and the Teberebie property mining leases expire in 2018. The Government of Ghana is entitled to a royalty equal to 3% (increasing, in certain events, to 12%) of mineral revenue, after direct expenses, from the Tarkwa Gold Mine.

Geology

        Gold mineralization at the Tarkwa Gold Mine is hosted by Proterozoic Tarkwanian metasediments, which unconformably overlie a Birimian greenstone belt sequence. Gold mineralization is concentrated in conglomerate reefs and is similar to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked tabular palaeoplacer units consisting of quartz pebble conglomerates. Approximately 10 such separate units occur in the concession area within a sedimentary package ranging from 40 m to 110 m in thickness. Low grade to barren quartzite units are interlayered between the separate reef units.

        Five separate production areas are centered on the Pepe Anticline, a gently north plunging fold structure that outcrops as a whaleback hill. The sedimentary sequence and interlayered waste zones between the areas of mineralization thicken to the west.

Production

        The following table sets forth production information for the Tarkwa Gold Mine for the periods indicated:

	12 months to December
	2002	2001	2000
Tonnes processed (000s)	15,100	14,500	8,900
Grade (g/t)	1.56	1.59	1.72
Ounces produced (000s)	523	527	362
GI Cash Cost (US$/oz)	189	172	171

        Based on the ore reserves at June 30, 2002 and an estimated production rate of 18.6 Mtpa, following a mill expansion in 2004, the Tarkwa Gold Mine is expected to continue in operation until at least 2010.

Tarkwa Ore Reserves and Mineral Resources

        The following table sets forth the estimated ore reserves for the Tarkwa Gold Mine as of June 30, 2002, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Proved(1)	60.9	1.4	2.8
Probable	89.6	1.3	3.8

Total ore reserves(2)(3)	150.6	1.4	6.5

(1)
Low-grade operational stockpiles included in proved ore reserves.

(2)
Using the JORC Code at US$285/oz gold, based on heap leach, mill and owner mining cost.

(3)
IAMGold has an 18.9% interest in these ore reserves.

        The following table sets forth the estimated measured and indicated mineral resources, including ore reserves, for the Tarkwa Gold Mine, as of June 30, 2002, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Measured	171.8	1.5	8.2
Indicated(2)	105.5	1.8	6.0

Total measured and indicated mineral resources(1)	277.3	1.6	14.2

(1)
Measured and indicated mineral resources are estimated at a gold price of US$325 per ounce and include proved and probable ore reserves. IAMGold has an 18.9% interest in these mineral resources.

(2)
Indicated mineral resource includes surface mineral resources estimated at a gold price of US$325 per ounce and 26.9 million tonnes of shallow underground mineral resource at a 2.0 g/t cut-off grade (2.7 million ounces).

        In addition to the measured and indicated mineral resources, the Tarkwa Gold Mine has inferred mineral resources, estimates of which are set forth in the following table, as of June 30, 2002, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Inferred mineral resources(1)	52.6	2.8	4.7

(1)
Includes surface mineral resources estimated at a gold price of US$325 per ounce and 43.7 million tonnes of shallow underground mineral resources at a 2 g/t cut-off grade (4.4 million ounces). IAMGold has an 18.9% interest in these mineral resources.

Mining

        Mining at the Tarkwa Gold Mine is carried out by open pit method using a contractor fleet operated by African Mining Services ("AMS"), a subsidiary of Henry Walker Eltin, an Australian contracting company. AMS provides employees, supplies and equipment for mining at Tarkwa, including drilling, blasting, ore and waste mining and haulage of material produced from the mining activities. Ore and waste at Tarkwa is mined selectively using hydraulic excavators in backhoe configuration in either 6 m or 3 m lifts, with the ore loaded into trucks with a payload capacity of around 85 tonnes. Ore is delivered to one of two primary crushers.

Processing

        The Tarkwa Gold Mine currently utilizes conventional heap leach techniques to recover gold. Operations consist of two separate heap leach circuits, the Tarkwa plant and the plant at the Teberebie property acquired in August 2000. The Tarkwa heap leach plant was commissioned in 1997 while the Teberebie heap leach plant was commissioned in 1992. The two plants each have multiple stage crushing and screening processes combined with agglomeration and a combined capacity of approximately 14.4 Mtpa.

        GFGL recently commissioned a bankable feasibility study ("BFS") that was completed in December 2002 by Lycopodium Pty Ltd. The BFS evaluated the technical and economic viability of an expansion project that incorporated the results of an owner mining study conducted by GFGL. The BFS, in conjunction with a detailed strategic analysis, generated a detailed project case that included the current 14.4 Mtpa heap leach operation combined with a new 4.2 Mtpa carbon-in-leach ("CIL") conventional mill operation and owner mining.

Capital Cost and Financing

        Based on a review of the BFS, a decision was made to proceed with both the installation of the mill and the acquisition of a new mining fleet. It is estimated that the capital costs for the mill and the mining fleet are US$85 million and US$74 million respectively. The capital expenditures are planned to be undertaken between June 2003 and December 2004.

        Financing for both the mill and the mining fleet is expected to be provided through cash flow from operations and from IAMGold and Gold Fields.

Environment

        GFGL has an environmental permit for the Tarkwa property. An application for an environmental certificate has been made to the Ghanaian Environmental Protection Agency ("EPA"). The EPA has advised GFGL that such environmental certificate will be issued in due course. As part of the process of obtaining an environmental certificate, GFGL has posted a provisional reclamation bond in the amount of US$3 million. GFGL received an environmental permit for the Teberebie property in April 2002.

        GFGL has submitted a fully costed reclamation plan for both the Tarkwa and Teberebie property and is waiting for the EPA's response. GFGL expects to provide one reclamation bond to cover both properties once the reclamation plan discussions are complete.

        On October 16, 2001, a cyanide solution spill was discovered at the Tarkwa property. GFGL identified and corrected the cause of the spill. On October 19, 2001 GFGL reported the leak to the EPA. In consultation with the appropriate government authorities, including the EPA, GFGL created a fund to pay for any costs incurred as a result of the spill in the amount of US$130,000. A writ has been filed against GFGL by the chief and principal members of the nearby community claiming compensation in respect of the spill. It is possible that others could make claims and the total amount of claims against GFGL could be greater than the amount for which GFGL has made provision. GFGL's management is not able to predict the final outcome of such claims, although it does not expect the final amount of the claims to be material to GFGL.

Operator

        Gold Fields is the operator of the Tarkwa Gold Mine. In consideration for its services, Gold Fields receives a management fee equal to 2.5% of GFGL gold revenues per annum. As of June 30, 2002, the Tarkwa Gold Mine had approximately 1,300 employees including those employed by outside contractors.

Mining Taxation and Foreign Exchange Control

        Ghanaian resident companies are subject to tax on the basis of income derived from Ghana. The standard corporate income tax rate is currently 32.5% and there is also a national reconstruction and development levy, introduced on January 1, 2001, of 2.5% of operating profit. Tax depreciation of capital equipment operates under a capital allowance regime. The capital allowance consists of an initial allowance of 80% of the cost of the asset and the balance depreciated at a rate of 50% per year on a declining balance basis. For the purposes of computing depreciation for the year following its acquisition, 5% of the cost of the asset is included in the balance. Under the memorandum of agreement entered into between the Government of Ghana and GFGL, the government has agreed that no withholding tax will be payable on any dividend or capital repayment declared by GFGL which is due and payable to any shareholder not normally resident in Ghana. GFGL does not currently incur tax liabilities.

        Ghana's exchange control laws require permission from the Ghanaian authorities for transactions involving foreign currency. Under an agreement between GFGL and the Government of Ghana, GFGL is currently obligated to repatriate 20% of its revenue to Ghana to either use such amounts in Ghana or maintain them in a Ghanaian bank account.

DAMANG GOLD MINE

        IAMGold holds an 18.9% interest in Abosso. Abosso has rights to operate and develop a property known as the Damang concession in Ghana, which includes the Damang Gold Mine. Gold Fields is the operator of the Damang Gold Mine and the majority shareholder of Abosso with a 71.1% interest. The Republic of Ghana holds a 10% carried interest. The Damang Gold Mine commenced production in 1997 following exploration work dating back to 1993.

        Technical information in this section relating to the Damang Gold Mine has been derived from the Abosso Report.

Acquisition of Interest in Abosso

        Repadre Capital Corporation acquired its 18.9% interest in Abosso on January 23, 2002 pursuant to an acquisition agreement dated October 20, 2001 among Repadre Capital Corporation, GFGL, Ranger Minerals Limited ("Ranger"), a public company listed on the Australian Stock Exchange, and Abosso Gold Holdings S.A., a wholly-owned subsidiary of Ranger which was the original holder and the vendor of the interest. The aggregate purchase price for the 90% interest in Abosso and for the assignment of A$75.7 million of indebtedness of Abosso to Ranger consisted of A$63.3 million in cash contributed by Gold Fields and 4.0 million common shares of Repadre Capital Corporation giving Repadre Capital Corporation an 18.9% interest in Abosso and 21% of the shareholder loans.

Location, Access and Title

        The Damang Gold Mine is located 40 km north of the Tarkwa Gold Mine. It has good access roads and an established infrastructure. The property is approximately 280 km by road west of the capital, Accra, and 140 km by road from the port of Takoradi on the Atlantic coast. Most supplies are trucked in to the property. The Damang Gold Mine has access to the national electricity grid.

        The Damang property is covered by a mining lease granted to Abosso by the Government of Ghana on April 19, 1995. The mining lease was amended on April 4, 1996 and now covers 52.39 km2. The mining lease was granted for a period of 30 years, expiring on April 19, 2025. In addition to its current 10% interest, the Government of Ghana has the right to purchase an additional 20% interest in the Damang Gold Mine at a fair market price. The Government of Ghana is also entitled to a royalty equal to 3% (increasing, in certain events, to 12%) of mineral revenue, after direct expenses, from the Damang Gold Mine.

Geology

        The geology of the Damang Gold Mine is that of a stockwork sulphide deposit. The deposit occurs as hydrothermal mineralization associated with dominantly east-dipping thrusts and sub-horizontal quartz veins. The Abosso-Damang area lies close to the eastern margin of a structural basin, commonly referred to as the Ashanti Belt, an area that features a number of major regional fold structures including the Damang Anticline.

        Mapping of the Damang Anticline shows this structure to be a tight fold, plunging shallowly toward the north-northeast. The western limb of the anticline is displaced downward and to the south by a major fault. The Damang mineralization is located to the east of this fault, in and immediately east of the fold axis.

        Silicification and quartz veining are the most obvious and widespread effects accompanying gold mineralization. The majority of gold is intimately associated with pyrite-pyrrhotite mineralization which occurs in selvages around quartz veins. The veins themselves rarely contain sulphides but do occasionally show coarse gold particles associated with accessory minerals. Thin seams of fine chlorite-carbonate commonly occur on vein margins and it is in such seams that visible gold is usually observed.

        Mineralized alteration selvages commonly extend for between 30 cm and 1.5 m either side of quartz veins, such that large volumes of continuous mineralization form in areas of intense veining. Auriferous pyrite and pyrrhotite occurs predominantly as coarse crystals up to 1 cm disseminated throughout the vein selvage. These crystals usually show a distinct zoning: an internal remnant of pyrite surrounded by a selvage of pyrrhotite. The pyrrhotite may then be surrounded by a very thin replacement rim of siderite. Most gold occurs on pyrite and pyrrhotite cracks and grain boundaries and the proportion of sulphides visible in samples is a good guide to gold grade.

Production

        The following table sets forth production information for the Damang Gold Mine for the periods indicated:

2002 (11 months only)
Tonnes processed (000s)	4,650
Grade (g/t)	2.2
Recovery	90%
Ounces produced (000s)	286
GI Cash Cost (US$/oz)	227

        Based on the ore reserves at June 30, 2002, and the current production rate of 4.6 Mtpa the Damang Gold Mine is expected to continue in operation until 2006.

Damang Ore Reserves and Mineral Resources

        The following table sets forth the estimated ore reserves for the Damang Gold Mine as of June 30, 2002, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Proved(1)	15.0	1.7	0.8
Probable	5.8	1.9	0.4

Total ore reserves(2)	20.8	1.8	1.2

(1)
Low-grade operational stockpiles included in proved ore reserves.

(2)
Using the JORC Code at US$285/oz gold. IAMGold has an 18.9% interest in these reserves.

        The following table sets forth the estimated measured and indicated mineral resources, including ore reserves, for the Damang Gold Mine, as of June 30, 2002, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Measured	17.1	1.8	1.0
Indicated	10.0	2.0	0.6

Total measured and indicated mineral resources(1)	27.1	1.9	1.6

(1)
Measured and indicated resources are estimated at a gold price of US$325 per ounce and include proved and probable reserves. IAMGold has an 18.9% interest in these mineral resources.

        In addition to the measured and indicated mineral resources, the Damang Gold Mine has inferred mineral resources, estimates of which are set forth in the following table, as of June 30, 2002, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Total inferred mineral resources(1)	2.6	1.8	0.2

(1)
Estimated at a gold price of US$325 per ounce. IAMGold has an 18.9% interest in these mineral resources.

Mining

        Mining at the Damang Gold Mine is carried out by open pit method using a contractor fleet operated by AMS. AMS has held the earth-moving contract since the commencement of operations in November 1997.

        Fresh rock and transitional zones are drilled and blasted in 6 m lifts with excavation in 3 m flitches. Oxide material is excavated without the requirement of blasting. Ore and waste is loaded by three hydraulic excavators in backhoe configuration while hauling is done using trucks with a payload capacity of around 90 tonnes.

        Ancillary equipment includes bulldozers, graders, water trucks, and service truck vehicles supporting the drill-and-blast and haulage operations through vehicle, road, and bench maintenance, dust and erosion control.

        Waste material is hauled to planned dumps located proximal to the pit. The mine has a progressive reclamation plan whereby as areas become inactive, they are immediately rehabilitated through contouring, replacement of topsoil, seeding and planting and fertilization.

        A number of stockpiles have been established over the years to blend and smooth mill processing. Stockpiles are categorized according to grade (run of mine ore greater than 1.6 g/t, medium grade ore from 1.1 g/t to 1.6 g/t, and low grade ore less than 1.1 g/t) and according to ore type (laterite, oxide, and primary ore). Milling is based on a schedule of 3.0 Mtpa of fresh ore and 1.65 Mtpa of oxide ore.

Processing

        The milling circuit was commissioned in November 1997 at the design throughput of 3 Mtpa. A number of modifications and optimizations allowed an increase in the annual throughput to close to 5 Mtpa. The plant is a conventional two-stage grinding circuit, with pebble crusher and gravity concentration, followed by a CIL recovery process. The average throughput of the plant is currently 600 tph (14,000 tpd) with an average availability of 92%.

        The plant is processing a blend of hard, unweathered ore or fresh rock (phyllite, dolerite and sandstone) and of highly weathered oxides (laterite, saprolite). The current blend is varying between 60% and 75% fresh rock, depending on the ore grade, availability of the ore and state of the SAG liners.

        The crushing plant reduces the run-of-mine ore from 80% passing 800 mm to about 80% passing 200 mm with discharge sent to a reclaim ore stockpile with a live capacity of about 10,000 tonnes and total capacity of 100,000 tonnes. The ore then progresses to the milling section which consists of a SAG mill and a ball mill. Cyanide is added at the feed of the ball mill to maximize the gold dissolution during the grinding and reduce the accumulation of free gold in this part of the circuit.

        Gold dissolution is completed in the CIL section and is subsequently recovered with activated carbon. In the thickening area of this section, much of the cyanide and lime in the liquid component can be recovered and re-used in the plant. Part of the thickener overflow is diverted to the plant while the remainder is sent to the process water dam where it is mixed with the tails return water and pumped back to the plant.

        In the elution and gold recovery section, the adsorbed gold on the carbon is returned into solution and is then electroplated onto stainless cathodes. Periodically, the gold loaded stainless steel is removed from the electro-winning cells to remove the plated gold into a hopper where it is filtered and the sludge smelted after it has been dried in an oven.

Tailings Disposal

        Waste material from the process is passed through a tailings water thickener to recover water and reagents before it is pumped to the new east tailings dam located approximately 2 km east of the processing plant. Total capacity of the east dam is to be 30 million cubic metres and it is expected that this dam will provide tailings disposal facilities until the proposed end of mine life on current predictions.

        The old south tailings dam is located 2.5 km to the southeast of the process plant. Although it is no longer used for tailings disposal, return water is still occasionally used at the plant from this dam.

        Both tailings dams are located in areas with a number of natural ridges and hills which have significantly reduced the earthworks required for the dam constructions. The tailings dams have been designed by specialist consultants to contain extreme rainfall events. The designs require that a minimum freeboard of 1 m be maintained at all times during the operational life of the mines in order to provide sufficient storage to contain a 1 in 100 year rainfall event over a 72 hour period. The drying out of the deposited tailings is maximized by rotating the discharge point around the dam perimeters. This method of disposal allows the tailings to gain a higher density and strength, and will assist in minimizing seepage.

        The tailings dam walls are earth and the crests are approximately 26 m. The walls of the dams are keyed into the embankments. Wells have been drilled into the walls to monitor possible leakage. In addition, piezometers have been fitted to the dam walls to monitor any movement.

Environment

        Abosso has an environmental permit for the Damang Gold Mine. Abosso has applied for an environmental certificate for the Damang Gold Mine. Abosso has been advised that such certificate will be issued in due course, and has posted a provisional reclamation bond in the amount of US$2 million.

        Abosso has an aggressive rehabilitation plan for the Damang Gold Mine and has a program of continuous rehabilitation for areas no longer required for the operation of the project. To date, over 90 hectares of land are under rehabilitation and the program for the rehabilitation of the south tailings storage facility was initiated in 2001.

Operator

        Gold Fields is the operator of the Damang Gold Mine. In consideration for its services, Gold Fields receives a management fee of US$1.5 million per annum. As of June 30, 2002, the Damang Gold Mine had approximately 900 employees including those employed by outside contractors.

Mining Taxation and Foreign Exchange

        The mining taxation applicable to the Damang Gold Mine is the same as that applicable to the Tarkwa Gold Mine.

        Under a deed of warranty between Abosso and the Government of Ghana, Abosso is currently obligated to repatriate 25% of its revenue to Ghana. The level of repatriation is subject to renegotiation every two years and has increased from the initial rate of 20% set in 1996. It has been more than two years since the last set of negotiations with the Bank of Ghana. The foreign exchange retention agreement for Abosso is in the process of being revised to, among other things, update the parties to the agreement. During the first half of 2000 the Bank of Ghana requested mining companies, including Abosso, to repatriate an additional 25% of their revenues to foreign currency accounts with local banks. Abosso was asked to do so by letter from the then Minister of Finance. Abosso has not received any further communications from either the Bank of Ghana or the Minister of Finance with respect to increased levels of revenue repatriation since that time. While a significant portion of Abosso's revenue is repatriated to Ghana to cover various operating and capital expenditures, a large increase in the percentage required to be repatriated could adversely affect Abosso's ability to use the cash flow from the Damang Gold Mine outside Ghana, including the funding of dividends and the repayment of principal and interest on indebtedness.

ROYALTIES

        IAMGold holds active royalty interests on mineral properties located in Canada, Nicaragua, South Africa, Mexico, Bolivia and Honduras. IAMGold also holds inactive royalty interests on mineral properties located in the Canada, United States, Burkina Faso and Ghana.

        Royalties are typically in the form of net smelter return ("NSR") royalties, but may also be net profit interest ("NPI") royalties or gross sales royalties. NSR royalties and gross sales royalties provide payments from revenues before the deduction of most of the operating expenses that have been incurred by the owner of the mine. NPI royalties provide payments based upon the net profits of the mine or the owner of the mine.

        The following is a description of IAMGold's royalty interests:

Significant Royalty Interests

        NI43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects, including a requirement that such information be based in certain cases upon a technical report or other information prepared by or under the supervision of a qualified person. Pursuant to an exemption order granted to IAMGold by the securities regulatory authorities in Canada, the information contained herein with respect to the Lac de Gras Royalty and the Williams Royalty, both as defined below, has been extracted from information publicly disclosed in documents filed on SEDAR, in the case of the Lac de Gras Royalty, by Aber Diamond Corporation ("Aber"), a public company listed on The Toronto Stock Exchange (the "TSX"), and in the case of the Williams Royalty, by either Teck Cominco Limited ("Teck Cominco"), a public company listed on the TSX, or Barrick Gold Corporation ("Barrick"), a public company listed on a number of stock exchanges including the TSX and the NYSE.

Lac de Gras Diamond Royalty — Northwest Territories and Nunavut, Canada

        IAMGold holds a 1% royalty (the "Lac de Gras Royalty") in respect of diamond production from any claims staked by Dr. Christopher Jennings on his own behalf or on behalf of any person for whom Dr. Jennings acted as a consultant during the period from November 15, 1991 to November 15, 1992 in the Lac de Gras area of the Northwest Territories between longitude 108 degrees and 112 degrees west and between latitude 64 degrees and 65 degrees north. During the relevant time period, Dr. Jennings was involved in staking certain claims (the "Lac de Gras Claims") in the Mackenzie Mining District of the Northwest Territories and Nunavut which are subject to the Lac de Gras Royalty. The Lac de Gras Claims include the Diavik diamond property (the "Diavik Project") in which Aber owns a 40% interest and Diavik Diamond Mines Inc. ("DDM"), a wholly owned subsidiary of Rio Tinto plc ("RTZ"), owns a 60% interest.

        The following technical data, including mineral resource and ore reserve tables, have been extracted from Aber's annual information form dated May 22, 2002 on pages 9 through 20 and from Aber's other public disclosure. A qualified person from IAMGold has not reviewed the information nor has it been in a position to independently verify such information.

    The Diavik Project is located approximately 300 km northeast of Yellowknife, Northwest Territories. The area has few communities and a harsh climate with average annual temperatures of minus 13 degrees Celsius, although operations are conducted year round. Access to the site is by aircraft to a 1,500 m airstrip and a 425 km ice road from Yellowknife, which is typically available during the period from January to early April.

    The mineral resource at the Diavik Project is hosted within four kimberlite pipes located at Lac de Gras. The four kimberlite pipes are commonly referred to A154 South, A154 North, A418 and A21. Three of the four kimberlite pipes were discovered in 1994 while the fourth was discovered in 1995. The kimberlites are Eocene aged volcanic complexes, hosted by late Archaean aged granitoid and metasedimentary rocks of the cratonic Slave Structural Province. The Archaean aged rocks are intruded by at least five Proterozoic diabase dyke swarms with the kimberlite diatremes cutting both the Archaean and Proterozoic aged rocks.

    The kimberlite pipes occur as steeply inclined to vertical cone-shaped intrusions with roughly circular to elliptical surface expressions which cover an area of less than 2 hectares. Mineralization within the kimberlite pipes comprises three broad classes, namely hypabyssal kimberlite, volcanic and epiclastic kimberlite and zenoliths. Diamonds occur within all kimberlite classes most commonly as disaggregated xenocrysts.

    The four kimberlite pipes have undergone mini-bulk sampling involving the extraction of large diameter core samples to determine diamond grades. The pipes have also been delineated by drilling to a depth of at least 400 m. Pipe A154 South and A418 have been bulk sampled by underground excavation.

    The following table sets forth the estimated ore reserves for the Diavik Project as of May 2000:

Category	Tonnes	Grade	Diamonds
	(Mt)	(carats/t)	(Mcarats)
Proven	13.5	4.6	61.7
Probable	12.2	3.7	44.9

Total ore reserves(1)(2)	25.7	4.2	106.7

(1)	Based on a May 2000 feasibility study prepared for Aber by an independent consulting firm that incorporated a report on ore reserves and mineral resources prepared by separate independent consulting firm, which was supervised by a qualified person.
(2)	Ore reserves were calculated using average diamond values of US$65 per carat.

    The following table sets forth the estimated measured and indicated mineral resources, including reserves, and inferred resources for the Diavik Project, as of May 2000:

Category	Tonnes	Grade	Diamonds
	(Mt)	(carats/t)	(Mcarats)
Measured	13.0	4.8	62.4
Indicated	18.1	3.4	61.5

Total measured and indicated mineral resources(1)(2)	31.1	4.0	123.9
Inferred mineral resources(1)(2)	6.3	2.4	15.1

(1)	Based on a May 2000 feasibility study prepared for Aber by an independent consulting firm that incorporated a report on ore reserves and mineral resources prepared by separate independent consulting firm, which was supervised by a qualified person.
(2)	Using the JORC Code to a depth of 420 m. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

    The Diavik Project's kimberlite pipes are located in shallow water and as such, dikes are to be used to provide access to the pipes and to create a safe working environment. The mine plan proposes open-pit mining of all four kimberlite pipes. Pipes A154 South and A418 are also to be mined from underground. Based on a feasibility prepared by the manager of the Diavik Project, with results released by Aber in 1999, production is estimated at rates of 1.5 Mtpa. Pipe A154 would be mined for the first ten years as an open pit. Pipe A418 would commence production in 2010 and continue to 2022. Pipe A21 would be mined between 2013 and 2019. Underground production from pipe A154 South is forecasted between 2015 and 2019.

    The Diavik Project is subject to environment requirements and conditions at both the federal and territorial levels. Federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development, Natural Resources Canada and Transport Canada. Northwest Territories requirements are administered by the Departments of Education, Culture and Employment; Resources, Wildlife and Economic Development; Transportation; and Workers Compensation Board-Prevention Services.

        RTZ, DDM and Aber initiated a review process in 2001 regarding the history of the royalties on the Lac de Gras Claims, including the Lac de Gras royalty held by IAMGold. In November 2002, the review was apparently completed. Receipt of royalty revenue is anticipated subject to finalization of detailed documentation and, until completion of such detailed documentation, it is possible that a position adverse to IAMGold could be taken by RTZ, DDM and/or Aber in the future.

        The construction of the mining complex at the Diavik Project has been completed and initial production started early in 2003. No royalty revenue has been recorded by the Company from the Lac de Gras Royalty.

Upon completion of the Merger, the Lac de Gras Royalty represented US$49.4 million on the consolidated balance sheet of the Company.

Williams Royalty — Ontario, Canada

        IAMGold owns 720 units of The Williams Royalty Trust (the "Williams Trust"), which has a 1% NSR royalty (the "Williams Royalty") on the minerals recovered from the Williams mine ("Williams Mine"). The Williams Mine is owned 50% by Barrick and 50% by Teck Cominco. There are currently outstanding 1,000 units of the Williams Trust and, accordingly, IAMGold is entitled to receive 72% of the Williams Royalty payments.

        The following technical data, including mineral resource and ore reserve tables, have been extracted from Teck Cominco's annual information form dated March 1, 2002 on pages 19 and 20 and from Teck Cominco's 2002 annual report filed on SEDAR on March 28, 2003 on pages 14, 20 and 21. A qualified person from IAMGold has not reviewed the information nor has it been in a position to independently verify such information.

    The Williams Mine lies adjacent to the Trans-Canada Highway in the Hemlo district of Ontario. The mine operates throughout the year and the mill located at the Williams Mine processes ore from both the Williams Mine and the nearby David Bell Mine. Power for the operations is taken from the Ontario Hydro grid, and back-up standby diesel generators are available if required. Water requirements are sourced from Cedar Creek, and mine personnel live in nearby areas with the majority in Marathon, Ontario.

    The Williams Mine is located at the western end of a small east-west trending Archean Greenstone Belt known as the Hemlo zone and covers a surface area of approximately 270 hectares. The total length of the Hemlo zone covering three mines in the area, including the Williams mine, is over 3 kms. The orebody at the Williams mine dips north at 60-70 degrees with widths varying from 1 m to 45 m.

    The following table sets forth the estimated mineral reserves for the Williams Mine as of December 2002:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Proven	18.2	3.0	1.8
Probable	14.4	3.2	1.5

Total mineral reserve(1)(2)	32.6	3.1	3.3

(1)	Classification of mineral reserve is consistent with the classification system prescribed in NI 43-101.
(2)	Ore reserves were calculated using gold price of US$300 per ounce.

    The following table sets forth the estimated measured and indicated mineral resources, excluding mineral reserves, and inferred mineral resources for the Williams Mine, as of December 2002.

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Measured	1.5	2.2	0.1
Indicated	2.6	2.2	0.2

Total measured and indicated mineral resources(1)	4.0	2.2	0.3
Inferred mineral resources(1)	8.3	4.6	1.2

(1)	Classification of mineral resources is consistent with the classification system prescribed in NI 43-101. The mineral resource estimates above are reported separately from and are not aggregated with estimated mineral reserves. Mineral resources do not have demonstrated economic viability. Totals may not add due to rounding.

    The Williams Mine is primarily an underground operation with some open-pit mining and has been operating since the fall of 1985. The underground mine is accessed by a 1,300 m production shaft and mining being carried out by longhole stoping with delayed cemented rock backfill.

    The Williams Mine produced 405,000 ounces in 2002, 446,000 ounces in 2001 and 414,000 ounces in 2000.

        The Williams Royalty represented US$6.2 million on the consolidated balance sheet of the Company upon completion of the Merger.

Other Royalty Interests

        IAMGold owns the following royalty interests which, in aggregate, represented US$10 million on the consolidated balance sheet of the Company upon the completion of the Merger.

        El Limon Royalty — Nicaragua:    A 3% NSR on the El Limon property located in the Limon Mining District of Nicaragua approximately 100 km northwest of Managua. Black Hawk Mining Inc., a public company listed on the TSX, indirectly owns and operates the El Limon property.

        Rex Royalty — South Africa:    A 2.5% gross sales royalty interest in the sale of all minerals (including diamonds) from the three diamond mines in South Africa indirectly owned by Rex Diamond Mining Corporation, a public company listed on the TSX.

        Magistral Royalty — Mexico:    A sliding scale NSR royalty on the Magistral property in Mexico calculated initially at the rate of 1% until royalty payments in respect of 30,000 ounces of gold have been received, 3.5% on the next 350,000 ounces of gold and thereafter at a rate of 1%. The Magistral property is indirectly held by Queenstake Resources Ltd., a public company listed on the TSX, and Midwest Mining Co., a private company.

        Don Mario Royalty — Bolivia:    A 3% NSR royalty on the Don Mario gold-copper property located 70 km northeast of the village of San Juan in the province of Santa Cruz, Bolivia. The Don Mario property is indirectly owned by Orvana Minerals Corporation, a public company listed on the TSX.

        Vueltas del Rio Royalty — Honduras:    A 2% NSR royalty from various properties located in northwestern Honduras, known collectively as the Vueltas properties, held indirectly by Geomaque Explorations Ltd., a public company listed on the TSX. Royalty payments received in respect of base metals produced from the Vueltas properties must be paid to a third party. In the case of gold, the royalty rate increases by 1% for each US$100 increase in the price of gold per ounce above US$400 per ounce to a maximum rate of 5%.

        Dolores Royalty — Mexico:    A 1.25% NSR royalty on gold produced from various properties located in the State of Chihuahua, Mexico indirectly owned by Minefinders Corporation Ltd., a public company listed on the TSX.

        Joe Mann Royalty — Canada:    A sliding scale NSR royalty on the Joe Mann property held indirectly by Campbell Resources Inc., a public company listed on the TSX. The royalty rate is 1.5% when the price of gold is $325 per ounce or greater, increasing by 1 basis point for every $1.00 increase in the price of gold above $325 per ounce to a maximum rate of 2%. Once Cdn$500,000 has been received under the 1.5% royalty rate, the royalty rate will reduce to 1% when the gold price is $350 per ounce or greater. With respect to copper and silver, the royalty rate is 2% on production of copper in excess of 5,000,000 pounds per year and 2% on production of silver in excess of 1,000,000 ounces per year.

Miscellaneous Royalties

        IAMGold holds a number of inactive royalties that are not reflected on its consolidated balance sheet. These royalties represent historical investments where a mine may not be developed, where reserves have been depleted or where an exploration property was converted into a royalty. These historical investments include royalties on the Buffalo Valley, the Gabbs Valley and the Relief Canyon projects in Nevada, the Golden Bear property in Canada, the Gold Road mine in Arizona, the Itos project in Bolivia, the Lluvia de Oro mine in

Mexico, the Seguenega permit in Burkino Faso, the Night Hawk Lake joint venture in Canada and the Manso Nkwanta joint venture in Ghana.

EXPLORATION PROJECTS

        The following is a brief description of the exploration properties in which IAMGold has an interest, all of which are located in West Africa or South America.

Senegal

        IAMGold spent US$1.1 million on exploration on the Senegal properties in 2002 and has budgeted US$0.7 million for exploration on the Senegal properties in the first six months of 2003.

Bambadji and Daorala/Boto Exploration Permits

        The Bambadji and Daorala-Boto permits are located in the southeast of Senegal approximately 800 km east-southeast of the capital and port city of Dakar. The permits are underlain by intrusives and Birimian volcano-sedimentary rocks of similar age and composition to those which host many West African gold deposits. The Senegal-Mali fault, a regional shear zone, traverses the properties. The early exploration on the permits was carried out by joint ventures but since 2000 the work has been funded and carried out by IAMGold. In 2002, exploration continued to be focused on the structural corridor to the east of the regional Senegal-Mali fault system. Geochemical and geophysical anomalies were tested by drilling. In 2003, follow-up drilling will be carried out on some of these targets.

Ecuador

        IAMGold spent US$1.3 million on exploration in Ecuador in 2002 and, in the first half of 2003, plans to spend US$1.5 million on three separate drilling projects.

Quimsacocha Project

        A joint venture comprised of major mining companies previously evaluated the Quimsacocha prospect for bulk mineable Yanacocha-type mineralization. IAMGold subsequently optioned the mineral rights and acquired all of the previous exploration data from one of the joint venture participants. Geological mapping and geochemical and geophysical surveys at Quimsacocha have confirmed that high-grade gold mineralization associated with enargite-pyrite veins intersected in boreholes drilled before IAMGold acquired the property might be indicative of a major, but poorly exposed, epithermal vein system. The geology of the system has many similarities to the Lepanto (Philippines) epithermal gold-copper deposit from which four million ounces of gold, 12.6 million ounces of silver and 0.9 million tonnes of copper were produced. A first phase of drilling (1,352 m in six holes) was completed in 2002 and, as a result of this work, additional potential at Quimsacocha is now seen to exist in the form of large flat-lying bodies of lower-grade mineralization. This style of mineralization is consistent with the interpretation of a TEM geophysical survey over the area. Five holes will be drilled to follow-up on these targets, beginning in April 2003.

Retazos Project

        The Retazos project was initiated in 1999 to gain a dominant mineral rights position in order to systematically explore the Zaruma-Portovelo gold district in southwestern Ecuador. The district consists of a gold-bearing vein system covering an area of 15 km by 2 km from which more than 4.5 million ounces of gold have been produced, as well as significant amounts of silver and base metals. Main production in the district came from the Portovelo mine, which was operated by an American company from 1898 to 1950. IAMGold first gained control of the central and northern portion of the district and initial work was focused in those areas, while mineral rights were being consolidated over the Portovelo mine area. IAMGold has now established a dominant mineral rights position and has also recovered most of the old mine plans, which were distributed among the many previous mineral rights holders.

        In 2001, three target areas to the north of the Portovelo mine were tested by 17 surface and 10 underground holes totaling 10,200 m of core drilling. Most of the holes intersected the targeted veins, but gold values were low. Drilling (3,100 m in four surface and three underground holes) in the Portovelo mine area intersected two new mineralized veins to the west of the old mine although gold values were generally low. Drilling to test the extension of one of the veins previously exploited in the Portovelo mine intersected weak gold mineralization.

        Toward the end of 2001, information from all of the drilling as well as underground and surface mapping and sampling was synthesized with data from the old mine plans. This resulted in the creation of a three-dimensional geological and grade model of the district, leading to a complete structural reinterpretation and a new geochemical assessment of the mineralized system. The model has helped to reveal the controls on gold mineralization and has identified important drill targets to the south and west of the Portovelo mine. IAMGold commenced drill testing of these new targets in February 2003.

Norcay Project

        Geological mapping and soil sampling at the Norcay project has identified a low-sulphidation gold epithermal vein system. A ground magnetic survey has been carried out to more clearly define drill targets. Drilling is due to commence in May 2003.

Filon Project

        Geophysical and geochemical surveys to the north of the Retazos Project identified copper-gold porphyry targets. In joint venture with Rio Tinto Mining and Exploration Limited, a program of widely spaced core drill holes was started in November 2001. Drilling of seven holes (2,085 m) was completed in March 2002. After evaluating the results, Rio Tinto withdrew from the project. IAMGold is assessing whether the seven holes have adequately tested the potential of the 4 km by 1 km geochemical anomaly.

Condor Joint Venture

        An exploration joint venture agreement (the "Condor J.V.") was signed with a subsidiary Gold Fields in March 2003. It covers a large area in south-east Ecuador which is considered to have exceptional potential for epithermal gold and porphyry copper-gold deposits. The Condor J.V. is funded by Gold Fields but managed by IAMGold. Gold Fields has the right to take over operatorship at a later time. Gold Fields can earn 50% of the Condor J.V. by spending US$5 million within four years and it has the option of earning a further 10% by spending a further US$10 million within eight years of signing the agreement.

        Included in the Condor J.V. area are properties held by two third parties, International Minerals Corporation and Minera Cachabi, with which IAMGold had previously agreed to enter into the Condor J.V. arrangements on the properties. These properties will now be covered by the Condor J.V.

        Gold Fields' minimum commitment on exploration for the Condor J.V. is US$500,000 in the first year.

Brazil

        Exploration expenditures in Brazil in 2002 amounted to US$1 million. IAMGold's exploration expenditures on properties in Brazil in the first six months of 2003 are expected to be US$350,000.

Tocantins Project

        In mid-1999, IAMGold and AngloGold established a joint venture whereby IAMGold could earn a 50% interest in concessions totaling 2,000 km2 in the Almas greenstone belt in Tocantins State by spending a total of US$3 million over five years. IAMGold also holds 100% of concessions totaling 900 km2 in the same area.

        Through 2000 and into the early part of 2001, regional geological and geophysical surveys of the Almas greenstone belt were completed. Through much of 2001, exploration was focused on the Chapada shear zone, which has old gold workings over a strike length of more than 20 km. The main Chapada Garimpo consists of a 1.5 km portion of the shear zone where deformed quartz veins with high-grade gold mineralization are currently being mined to a depth of 120 m by informal miners. Negotiations with surface rights owners and informal miners were finalized early in 2001. Surface and underground mapping and sampling was undertaken in order to guide drilling. Nineteen widely spaced core drill holes totaling 3,300 m were drilled to test part of the Chapada shear zone. Twelve of the holes were drilled over a 3 km strike length to test the main Garimpo and the southern extension. All the holes intersected deformed quartz vein zones with gold mineralization generally between 1 to 3 g/t of gold with a best value of 4 m at 2.5 g/t of gold and 1.8 m at 5.6 g/t of gold. These grades cannot support an underground operation. It is recognized that in the north of the Chapada zone, there is potential for a lower-grade, open-pittable resource. Surface sampling and mapping will be carried out prior to making a decision on whether to test the area by drilling.

        IAMGold had vested its 50% interest in the joint venture by the end of 2002. AngloGold has committed to funding 50% of the project budget of US$1 million in 2003. Exploration emphasis will be shifted away from Chapada to other geochemical and geophysical targets in the greenstone belts.

Moeda Project

        In 1997, IAMGold recognized that a major Witwatersrand-type conglomerate-hosted gold deposit could be present in the southwestern portion of the Gandarela Syncline in the Quadrilatero Ferrifero (a major gold and iron mining district in Minas Gerais State). The presence of old gold workings covering a 15 km strike length and confirmation of widespread gold mineralization in the Moeda conglomerates by previous exploration drilling supported this model. In 1998, IAMGold initiated a program to acquire control of the mineral rights over a 15 km by 7 km area underlain by potentially mineralized conglomerates. The final mineral rights over the prospective area were acquired in August 2000, when the largest of all the properties, the Mineracoes Brasileiras Reunidas S/A ("MBR") block, was optioned.

        A geological model of the southern portion of the project area, where most of the previous drilling was completed, has been compiled. Drilling of three deep holes to test mineralized trends indicated by previous drilling on the MBR concessions was completed in March 2001. The drilling intersected well-developed conglomerate units with low-grade gold mineralization and confirmed the structural model for the MBR area. Further drilling is warranted and a joint venture participant is being sought.

Argentina

        Exploration spending by IAMGold in Argentina in 2002 was US$1.6 million. For the first half of 2003, exploration spending by IAMGold in Argentina is budgeted to be US$740,000.

Mesa Project

        The Mesa Project consists of a number of properties in Santa Cruz Province in Patagonia.

        Surface samples from the La Esperanza property in the Mesa project area returned high-grade values from outcrops of an epithermal vein system which could extend under cover for up to 1.5 km. A 500 m reverse circulation drill program intersected low-grade gold mineralization associated with quartz veining and breccias (best intersection of 21 m at 1.5 g/t of gold). A second drill campaign started in November 2002 to test veins and breccia zones was completed in December 2002. The results were disappointing. Exploration in 2003 will focus on a geochemical/geophysical target on the edge of the Cerro Tornillo diatreme.

        In June 2000, IAMGold and Rio Tinto established a joint venture on the Las Mellizas property. Subsequent trenching on the property identified a low-grade, disseminated gold target as well as a system of epithermal veins with high-grade gold values. A total of 1,000 m of core and 850 m of reverse circulation drilling were completed between January and March 2001. The drilling showed that the disseminated gold target was too low-grade to warrant further work. However, two high-grade intercepts were returned at the southern end of the T12 vein with a best value of 7 m at 65 g/t of gold (uncut). A second round of reverse circulation drilling (1,500 m) which tested the southern end of the T12 vein in more detail generated another high-grade gold intersection. Rio Tinto subsequently withdrew from the project.

        IAMGold continued with surface exploration of the vein system. A 1,000 m program of closely spaced core drill holes showed that the high-grade pay shoot previously intersected at the southern end of the T12 structure was very small. Core and reverse circulation drilling to test the northern portion of the T12 vein as well as some of the other veins in the system commenced in April 2002. Results were disappointing and no further work is planned on the property.

Los Menucos Project

        The Los Menucos Project consists of a number of properties in Rio Negro Province. In 2001, exploration work focused on the 20 km by 10 km Abanico alteration zone. Detailed mapping and geochemical sampling showed that the Cerro Abanico and Cerro La Mina targets warranted drill follow-up. Subsequently, a joint venture was established with Companhia Vale do Rio Doce ("CVRD") on the Cerro Abanico target. A total of 3,600 m of core and reverse circulation drilling was undertaken to test gold and base metal anomalies. The drilling results were not sufficiently encouraging and CVRD withdrew from the project.

        Surface work on the Cerro La Mina target confirmed two drill targets on epithermal breccias and veins and drilling commenced in March 2002. Results have been encouraging but a decision has not been made as to whether IAMGold will continue exploration or seek a joint venture partner.

        IAMGold acquired an option to purchase the Dos Lagunas vein in the Los Menucos area and surface sampling, which started in late 2001, gave encouraging results. A drill program was carried out and low-grade mineralization was intersected. Although these grades would not support an underground mine, the vein system is still considered to have some potential for higher grade shoots and discussions are being held with prospective joint venture partners.

LEGAL PROCEEDINGS

        The Company is a defendant in an action commenced on August 27, 1991 in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation ("Kinbauri"). Kinbauri claims damages in the amount of Cdn$10 million in lieu of specific performance of an agreement to amalgamate between the Company and Kinbauri. In January 2002, Kinbauri amended its claim to include a claim for punitive damages in the amount of Cdn$2 million. A trial on the issue of liability was conducted in July 1997 before the Ontario Supreme Court at Ottawa. The trial judge rendered his decision on the liability issue in May 1999, when he found in favour of Kinbauri on the basis that the Company had breached an implied obligation to use best efforts to meet a necessary condition of an agreement. The Company appealed the decision to the Ontario Court of Appeal. The appeal was dismissed on November 2, 2000. An application by the Company for leave to appeal to the Supreme Court of Canada was denied.

        A trial on the issue of damages commenced in January 2002 and was completed on March 1, 2002. The trial judge rendered his decision on damages on December 23, 2002. The trial judge awarded compensatory damages to Kinbauri in the amount of Cdn$1,700,000. The claim for punitive damages was dismissed. The plaintiff was also awarded prejudgment interest at the rate of 10% from August 27, 1991 and legal costs to be assessed. The Company took a charge of US$2.9 million against earnings for the year 2002 regarding the Kinbauri damage award.

        On January 20, 2003 Kinbauri filed a notice of appeal of the damages award. The Company, after consulting with litigation counsel, filed a notice of cross appeal on January 28, 2003. The Company has appealed the amount of the damage award and the rate of pre-judgment interest. The appeals are not expected to be heard before the end of 2003.

RISK FACTORS

Dependence on Mining Operations and Operators

        IAMGold has an interest in four gold mining operations, the Sadiola Gold Mine, the Yatela Gold Mine, the Tarkwa Gold Mine and the Damang Gold Mine, which will represent approximately 40%, 22%, 25% and 13%, respectively, of IAMGold's estimated gold production for 2003. Any adverse development affecting any of the four mining operations may have a material effect on IAMGold's financial performance and results of operations.

        IAMGold has royalty interests on various gold and diamond properties, including the Lac de Gras Royalty which covers the Diavik diamond property. Any adverse development affecting the Diavik diamond property or the Lac de Gras Royalty may have a material effect on IAMGold's performance and results of operations.

        RTZ, DDM and Aber initiated a review process in 2001 regarding the history of the royalties on the Lac de Gras Claims, including the Lac de Gras royalty held by IAMGold. In November 2002, the review was apparently completed. Receipt of royalty revenue is anticipated subject to finalization of detailed documentation and, until completion of such detailed documentation, it is possible that a position adverse to IAMGold could be taken by RTZ, DDM and/or Aber in the future.

        IAMGold relies on the operating abilities of AngloGold and Gold Fields, and on the abilities of the operators of the mines in which IAMGold has a royalty interest, to effectively manage the mines in which IAMGold has an interest or in respect of which IAMGold holds a royalty interest. While IAMGold believes that the operating history of AngloGold, Gold Fields and the operators of mines subject to such royalty interests mitigates this risk, there can be no assurance that this will continue to be the case.

Fluctuations in Gold and Diamond Prices

        The profitability of IAMGold's operations will be significantly affected by changes in the market price of gold and diamonds. Gold production from mining operations and the willingness of third parties, such as central banks, to sell or lease gold affect the supply of gold. Demand for gold and diamonds can be influenced by economic conditions, gold's attractiveness as an investment vehicle, diamond quality and the strength of the US dollar and local investment currencies. Other factors include the level of interest rates, exchange rates, inflation and political stability. The aggregate effect of these factors is impossible to predict with accuracy. Gold and diamond prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold and diamond prices may adversely affect IAMGold's financial performance and results of operations. Any gold price decline would delay IAMGold receiving profit distributions from the Sadiola, Yatela, Tarkwa and Damang Gold Mines and reduce royalty revenue from IAMGold's gold royalty interests. Any diamond price decline would reduce royalty revenue from IAMGold's diamond royalty interests.

        To partially mitigate any decline in gold price, AngloGold, pursuant to its operator contract, implements a hedge policy established by the directors of SEMOS in respect of the Sadiola Gold Mine. As at March 31, 2003, call options for an aggregate of 60,000 ounces of gold (IAMGold's share being 22,800 ounces) were outstanding at an average price of US$385 per ounce in respect of the Sadiola Gold Mine. There are no financial instruments in place for the Yatela, Tarkwa and Damang Gold Mines and no plans exist to put any such financial instruments in place. In previous years IAMGold has benefited from gold sales above the average spot price. The decision not to use financial instruments may decrease the realized price of future gold sales if there is a material decrease in the price of gold.

        During 2002 and in early 2003, IAMGold converted the majority of its corporate cash balances to gold bullion. As a result, IAMGold is highly exposed to changes in gold prices. As at March 31, 2003, the gold money holding of IAMGold amounted to 129,361 ounces of gold.

Uncertainty of Reserve and Resource Estimates

        The figures for reserves and resources presented herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed gold prices and operating costs. Future production could differ dramatically from reserve estimates for, among others, the following reasons:

  •
  mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

  •
  increases in operating mining costs and processing costs could adversely affect reserves;

  •
  the grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of gold may be recovered from the reserves; and

  •
  declines in the market price of gold may render the mining of some or all of the reserves uneconomic.

        Any of these factors may require IAMGold to reduce its reserves estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair IAMGold's profitability. Should the market price of gold fall, IAMGold could be required to materially write down its investment in-mining properties or delay or discontinue production or the development of new projects.

Political Risk

        IAMGold believes that governments in Mali and Ghana support the development of their natural resources by foreign companies. However, there is no assurance that future political and economic conditions in these and other countries in which IAMGold has exploration properties and royalties will not result in their governments adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital. The possibility that a future government in any of these countries may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out. In the case of the operating gold mines, the Governments of Mali and Ghana are minority shareholders in the companies which own the mines, which may assist in mitigating the political risk, although there is no assurance that this will be the case.

Government Interests and Royalties

        The Government of Mali holds an 18% interest in SEMOS and a 20% interest in YATELA. In addition, the Government of Mali is entitled to a services tax of 3% based on the export value of gold production and an ad valorem tax of 3% payable on the value of products sold to refineries in respect of the Sadiola Gold Mine and the Yatela Gold Mine.

        The Government of Ghana holds, as of right and without payment of any compensation, a 10% interest in the rights and obligations of all reconnaissance, prospecting or mining operations in relation to a mineral right and has the option to acquire a further 20% interest where any mineral is discovered in commercial quantities, on terms agreed between the Government of Ghana and the holder of the mining lease. The Government of Ghana has agreed that the foregoing options may no longer be exercised in respect of the Tarkwa Gold Mine. However, the option could be exercised by the Government of Ghana in respect of the Damang Gold Mine. In addition, the Ghana Government is entitled to a royalty of 3% to 12% of mineral sales in respect of the Tarkwa Gold Mine and the Damang Gold Mine after direct expenses.

Mining Taxation and Foreign Exchange Control

        Ghana's exchange control laws require permission from the Ghanaian authorities for transactions involving foreign currency. Under an agreement between GFGL and the Government of Ghana, GFGL is currently obligated to repatriate 20% of its revenue to Ghana and to either use such amounts in Ghana or maintain them in a Ghanaian bank account. Under a deed of warranty between Abosso and the Government of Ghana, Abosso is currently obligated to repatriate 25% of its revenue to Ghana. The level of repatriation is subject to renegotiation every two years and has increased from the initial rate of 20% set in 1996. During the first half of 2000, the Bank of Ghana requested mining companies, including GFGL and Abosso, to repatriate an additional 25% of their revenues to foreign currency accounts with local banks. Abosso was asked to do so by letter from the then Minister of Finance. Abosso has not heard anything further from either the Bank of Ghana or the Minister of Finance with respect to increased levels of revenue repatriation since that time. While a significant portion of GFGL's and Abosso's revenue is repatriated to Ghana to cover various operating and capital expenditures, a large increase in the percentage required to be repatriated could adversely affect GFGL's or Abosso's ability to use the cash flow from the Tarkwa Gold Mine and the Damang Gold Mine outside Ghana, including the funding of dividends and the repayment of principal and interest on indebtedness.

Nature of Mineral Exploration and Mining

        IAMGold's profitability is significantly affected by the costs and results of its exploration and development programs. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a gold-bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on IAMGold's exploration properties or the properties in which it holds royalties will result in a profitable commercial mining operation.

        IAMGold's operations are, and will continue to be, subject to all of the hazards and risks normally incident to exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. IAMGold's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which IAMGold has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While IAMGold may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which IAMGold cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting IAMGold's earnings and competitive position in the future and, potentially, its financial position and results of operation.

        Whether a gold deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold, revenue repatriation and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in IAMGold not receiving an adequate return on invested capital.

Production

        No assurance can be given that the intended or expected production schedules or the estimated direct operating cash costs will be achieved in respect of the operating gold mines in which IAMGold has an interest or in respect of operating gold mines or mines subject to royalties in which IAMGold has an interest. In addition to engineering, operating and capital cost factors, the revenue of IAMGold from the operating gold mines will depend on the extent to which expected operating costs in respect thereof are achieved. Short-term operating factors, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Additional Financing

        A portion of IAMGold's activities will be directed to the search for and the development of new mineral deposits, and significant capital investment will be required to achieve commercial production from successful exploration efforts. There is no assurance that IAMGold will have, or be able to raise, the required funds to continue these activities.

        IAMGold may acquire other royalties or exploration properties in West Africa, South America or elsewhere which may require acquisition payments to be made and exploration expenditures to be incurred. All exploration programs, if successful, will generate the incentive for further programs and additional funds. If required, there is no assurance IAMGold will be successful in raising sufficient funds to meet its obligations with respect to the exploration properties in which it has or may acquire an interest.

Licenses and Permits

        IAMGold requires licenses and permits from various governmental authorities. IAMGold believes that it holds all necessary licenses and permits under applicable laws and regulations in respect of its properties and that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that IAMGold will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Competition

        The mineral exploration and mining business is competitive in all of its phases. There is a limited number of royalty acquisition opportunities available and a limited supply of desirable mineral lands available for claim, staking, lease or other acquisition in the areas where IAMGold contemplates acquiring royalties or conducting exploration activities. IAMGold competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than IAMGold, in the search for and the acquisition of attractive royalties or mineral properties. IAMGold's ability to acquire royalties or properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties, royalties or prospects for mineral exploration. There is no assurance that IAMGold will continue to be able to compete successfully with its competitors in acquiring such royalties, properties or prospects.

Cash Costs of Gold Production

        IAMGold's cash operating costs to produce an ounce of gold are dependent on a number of factors, including the grade of reserves, recovery and plant throughput. In the future, the actual performance of IAMGold may differ from the estimated performance. As these factors are beyond IAMGold's control, there can be no assurance that the cash operating costs at IAMGold's operations will continue at historical levels.

Title Matters

        While IAMGold has no reason to believe that the existence and extent of any mining property in which it has a participating interest is in doubt, title to mining properties is subject to potential claims by third parties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes, carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are not held by IAMGold.

Environmental Risks

        Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect IAMGold's operations. Environmental hazards may exist on the properties in which IAMGold holds or will hold interests that have been caused by previous or existing owners or operators. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.

Performance of Key Personnel

        IAMGold is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on its operations. IAMGold currently does not have key person insurance on these individuals.

ITEM 5 — SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth selected consolidated financial information for the Company for the last three completed financial years:

	2002	2001	2000
	(US$000s, except per share and shares outstanding data)
Cash and deposits	46,413	31,365	43,602
Net working capital	52,780	18,530	15,886
Total assets	190,638	176,598	175,795
Non-recourse loans payable	13,091	26,617	44,099
Gold sales	89,824	81,655	57,984
Earnings for mining operations	20,082	24,327	22,890
Earnings from mining operations per share (basic and diluted)	0.26	0.33	0.31
Net Earnings for the year	5,535	10,948	10,050
Net Earnings per share (basic and diluted)	0.07	0.15	0.14
Cash dividends declared per share	Cdn$0.05	Cdn$0.05	—
Common shares outstanding (millions)	79.2	73.5	73.4

        The following tables set forth selected consolidated financial information for the Company for the nine quarters ended March 31, 2003 (US$000s, except per share data):

2003	First Quarter
Revenue	$23,842
Earnings from mining operations	6,136
Net earnings (loss)	4,578
Net earnings (loss) per share (basic and diluted)	0.03
2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Gold sales	$21,289	19,291	24,505	24,739	89,824
Earnings from mining operations	6,317	5,219	5,509	3,037	20,082
Net earnings (loss)	3,973	1,230	1,816	(1,484)	5,535
Net earnings (loss) per share (basic and diluted)	$0.05	$0.02	$0.02	($0.02)	$0.07
2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Gold sales	$23,056	$15,158	$21,636	$21,805	$81,655
Earnings from mining operations	7,027	4,722	5,571	7,007	24,327
Net earnings	3,648	2,246	2,941	2,113	10,948
Net earnings per share (basic and diluted)	$0.05	$0.03	$0.04	$0.03	$0.15

        The Company declared a dividend of Cdn$0.05 per share to holders of record of Common Shares at December 20, 2002. Payment was made January 24, 2003. The actual timing, payment and amount of dividends paid by the Company will be determined by the directors of the Company from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other business considerations as the directors of the Company may consider relevant.

ITEM 6 — MANAGEMENT'S DISCUSSION AND ANALYSIS

        Management's discussion and analysis, included at page 43 to page 52 of the annual report of the Company for the financial year ended December 31, 2002 is incorporated herein by reference.

ITEM 7 — MARKET FOR SECURITIES

        The Common Shares of the Company are listed on the TSX under the symbol IMG and on the American Stock Exchange under the symbol IAG.

ITEM 8 — DIRECTORS AND OFFICERS

        The following table sets forth, for each of the directors and executive officers of the Company, the person's name, municipality of residence, position with the Company, principal occupation and, in the case of directors of the Company, the period during which the individual has served as a director of the Company.

Name and Municipality of Residence	Position Held	Principal Occupation	Director Since
William D. Pugliese(3) Aurora, Ontario	Co-Chairman and Director	Officer of the Company	1990
Mark I. Nathanson(3) Nassau, Bahamas	Co-Chairman and Director	Officer of the Company	1990
John A. Boultbee(2) Toronto, Ontario	Director	Chief Financial Officer, Hollinger Inc. (publishing company)	1994
Derek Bullock(2)(3) Bobcageon, Ontario	Director	President, Delitova Corporation (mining and mineral resources consulting company)	1994
Gordon J. Bogden(1)(3) Toronto, Ontario	Director	Managing Director, Beacon Group Advisors Inc. (independent investment banking firm)	2002
Mahendra Naik(1)(2) Markham, Ontario	Director	President & Chief Executive Officer, Yellow Online Inc. (publishing and on-line directory company)	2000
Donald K. Charter(1) Etobicoke, Ontario	Director	Chairman and Chief Executive Officer, Dundee Securities Corporation (investment dealer)	2003
Robert A. Quartermain(3) Vancouver, B.C.	Director	President, Silver Standard Resources Inc. (mining company)	2003
Joseph F. Conway Toronto, Ontario	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	2003
Grant A. Edey Oakville, Ontario	Chief Financial Officer	Chief Financial Officer of the Company	—
Larry E. Phillips Toronto, Ontario	Vice-President, General Counsel, Corporate Secretary	Vice-President, General Counsel, Corporate Secretary of the Company	—
Dennis Jones Toronto, Ontario	Vice-President, Exploration	Vice-President, Exploration of the Company	—
Paul B. Olmsted Mississauga, Ontario	Vice-President, Corporate Development	Vice-President, Corporate Development of the Company	—
Glynnis Frelih Pickering, Ontario	Corporate Controller	Corporate Controller of the Company	—

(1)
Member of the compensation committee.

(2)
Member of the audit committee.

(3)
Member of the corporate governance committee.

        The Company does not have an executive committee.

        During the past five years, all of the foregoing persons have held their present principal business occupation or other executive office with the same company or its predecessors or affiliates except for: Mr. Quartermain who, prior to April 1999, was President and Chief Executive Officer of Golden Knight Resources Inc., a mining company; Mr. Conway who, prior to January 2003, was President and Chief Executive Officer of Repadre Capital Corporation, a mining company; Mr. Edey who, prior to January 2003, was Vice-President Finance and Chief Financial Officer of Repadre Capital Corporation; Mr. Olmsted who, prior to January 2003, was Vice-President, Corporate Development of Repadre Capital Corporation; Mr. Naik who, prior to January 2000, was the Chief Financial Officer of the Company; and Mr. Bogden who, prior to January 2001, was a Director of Investment Baking at Newcrest Capital Inc. (an investment banking firm) from November 1999 to December 2000 and who, prior to November 1999, was Managing Director of N. M. Rothschild & Sons Canada Limited (an investment banking firm).

        Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

        No director or senior officer of the Company or its subsidiaries, has any material interest, direct or indirect, in any transaction since January 1st, 2002 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

        As of the date hereof, the directors and senior officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 19,463,797 Common Shares, representing approximately 13.6% of the outstanding Common Shares.

ITEM 9 — ADDITIONAL INFORMATION

Description of Share Capital

        The Company is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares, of which 143,552,144 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as of the date hereof.

First Preference Shares

        The First Preference Shares are issuable in one or more series. Subject to the Company's articles, the directors are authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the Common Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the First Preference Shares or any series thereof.

Second Preference Shares

        The Second Preference Shares are issuable in one or more series. Subject to the Company's articles, the directors are authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First

Preference Shares and prior to the Common Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters, as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the Second Preference Shares or any series thereof.

Common Shares

        Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of the Company and the remaining property of the Company upon dissolution.

Share Incentive Plan

        The Company has established a share incentive plan (the "Share Incentive Plan") for the benefit of full-time and part-time employees, directors and officers of the Company and affiliated companies (and persons or companies engaged to provide ongoing management or consulting services to the foregoing) which may be designated from time to time by the directors of the Corporation. The Share Incentive Plan consists of a share purchase plan ("Share Purchase Plan"), a share bonus plan ("Share Bonus Plan") and a share option plan ("Share Option Plan"). As at May 14, 2003, there are reserved for issuance under the Share Incentive Plan a total of 7,920,096 Common Shares. The following is a summary of the Share Incentive Plan.

Share Purchase Plan

        Subject to the requirements of the Share Purchase Plan, the directors of the Company have the authority to select those employees and members of management of the Company and designated affiliates who may participate in the Share Purchase Plan. The Company will match the participant' s contribution, which cannot exceed 10% of the participant's basic annual remuneration, on a quarterly basis and each participant will then be issued Common Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and the Company. The purchase price per share will be the weighted average price of the Common Shares on the TSX for the calendar quarter in respect of which the Common Shares are issued. Such Common Shares will be delivered to participants 12 months following their date of issue.

        A maximum of 750,000 Common Shares may be issued under the Share Purchase Plan. For the financial year ended December 31, 2002, no Common Shares were issued pursuant to the share purchase plan and to date the directors of the Company have not designated any employees eligible to participate under the Share Purchase Plan.

Share Bonus Plan

        The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to employees and management of the Company and designated affiliates. A maximum equal to the lesser of 600,000 Common Shares and 1% of the number of Common Shares outstanding from time to time may be issued under the Share Bonus Plan. No Common Shares have been issued, from inception to December 31, 2002, pursuant to the Share Bonus Plan.

Share Option Plan

        The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to eligible participants. Subject to the requirements of the Share Option Plan, the directors of the Company have the authority to select those eligible participants to whom options will be granted, the number of options to be granted and the price at which Common Shares may be purchased. The exercise price for purchasing Common Shares cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately proceeding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date to be determined by the directors of the Company at the time the option is granted, which date will not be later than 10 years from the date the option was granted. Each option becomes exercisable, as to 33 1/3% of the Common Shares subject to such option, on a cumulative basis at the end of each of the first, second and third years following the date of grant. The total number of Common Shares that may be issued under the Share Option Plan cannot exceed 9,250,000 Common Shares. In addition, the aggregate number of Common Shares at any time available for issue to any one person cannot exceed 5% of the number of Common Shares then outstanding.

        On May 15, 2003, in accordance with the terms of the Share Incentive Plan, the board of directors of the Company amended the Share Option Plan to eliminate share appreciation rights for optionees. An optionee was previously entitled to terminate an option, in whole or in part, and, in lieu of receiving the Common Shares to which the terminated Option related, to receive that number of Common Shares having an equivalent value to the terminated Option. The TSX did not require that the shareholders of the Company approve such amendment to the Share Option Plan.

        If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the Common Shares, then the directors of the Company may permit all options outstanding to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

        As a result of the exercise of options and the resulting issuance of Common Shares, the number of Common Share now reserved for issuance under the Share Option Plan is 6,570,096 Common Shares. The number of options currently outstanding is 5,400,202, leaving 1,169,894 potential options remaining to be granted under the Share Option Plan.

Former Repadre Options

        Under the terms of the arrangement between the Corporation, a wholly-owned subsidiary of the Corporation and Repadre Capital Corporation ("Repadre") which became effective on January 7, 2003, a total of 2,712,000 Common Shares were reserved for issue upon the exercise of options held by former directors, officers and employees of Repadre (the "Repadre Options"). Since January 7, 2003, 1,072,666 Common Shares have been issued upon the exercise of Repadre Options, leaving 1,639,334 Common Shares issuable upon the exercise of outstanding Repadre Options.

Management Contracts

        The Corporation has entered into substantially similar employment and management agreements (the "Management Agreements") with Messrs. Pugliese, Nathanson, Conway, Edey, Phillips, Olmsted and Jones (collectively the "Key Executives"). The Management Agreements provide remuneration for Mr. Conway in the amount of $475,000, Mr. Edey in the amount of $250,000, Mr. Phillips, Mr. Jones and Mr. Olmsted in the amount of $205,000 and Mr. Pugliese and Mr. Nathanson in the amount of $200,000. The Management Agreements contain provisions protecting the Company with respect to non-competition, non-solicitation, confidential information and ownership of ideas and inventions and contain provisions with respect to termination on death and disability as well as termination by the Company other than for cause (in which case remuneration equal to their base salary is paid to Messrs. Pugliese and Nathanson for 12 months, and to Messrs. Conway, Edey, Phillips, Jones and Olmsted for 24 months, following such termination and, in all cases, any outstanding stock options become fully exercisable).

        The Management Agreements also contain "change of control" provisions. These provisions provide that, under certain specified circumstances, a change in control of the Company is deemed to constitute termination of the applicable key Executive by the Company other than for cause, unless waived by the Key Executive. In such event, any unexercised rights pursuant to the Share Incentive Plan become fully exercisable and remain exercisable for 60 days.

        Termination of contracts entered into by the Company with J. Todd Bruce and John Ross in January 2003 and February 2003, respectively, resulted in the Company paying severance payments equal to thirty months base salary for J. Todd Bruce and twenty fours months base salary for John Ross.

Additional Information

        The Company will provide to any person or company, upon request to the Secretary of the Company:

  (a)
  when the securities of the Company are in the course of a distribution under a short form prospectus or a preliminary short form prospectus,

  (i)
  one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form,

  (ii)
  one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year,

  (iii)
  one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

  (iv)
  one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus and is not required to be provided under clauses (i), (ii) or (iii) above; or

  (b)
  at any other time, one copy of any document referred to in clauses (a)(i), (ii) or (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

        Additional information with respect to the Company, including directors' and officers' remuneration and indebtedness, principal holders of securities of the Company, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the management information circular of the Company for its most recent annual meeting of shareholders (the "Information Circular") that involved the election of directors. Additional financial information is provided in the comparative consolidated financial statements of the Company for its most recently completed financial year.

        A copy of this Annual Information Form, the 2002 Annual Report and the Information Circular may be obtained upon request from the Secretary of the Company.

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